SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 3, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: Consolidated Financial Statements - IFRS for the Six Month Period Ended June 30, 2005

CONSOLIDATED FINANCIAL STATEMENTS – IFRS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2005

Avertissement

Cette traduction anglaise des états financiers consolidés rédigés en langue française a été préparée seulement pour le confort des lecteurs anglophones.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers.

CONSOLIDATED INCOME STATEMENT

(Amounts in millions of euros, except for share data)

	Period ended June 30, 2005	Period ended June 30, 2004	Year ended December 31, 2004
Net revenues	23,665	22,655	46,158
External purchases	(9,326)	(8,657)	(17,870)
Other operating income and expense	(550)	(715)	(1,515)
Wages and employee benefit expenses	(4,489)	(4,528)	(8,850)

Gross operating margin	9,300	8,755	17,923

- Employee profit-sharing	(166)	(107)	(280)
- Share-based compensation	(34)	(55)	(399)
Depreciation and amortization	(3,462)	(3,932)	(7,990)
Impairment of goodwill	0	(534)	(534)
Impairment of non-current assets	(196)	90	(179)
Gains (losses) on disposal of assets	1,171	131	922
Restructuring costs	(174)	(39)	(181)
Share of profits (losses) of associates	40	13	30

Operating income	6,479	4,322	9,312

Interest expense	(1,627)	(1,863)	(3,621)
Foreign exchange gains (losses)	(118)	(90)	144
Discounting	(82)	(74)	(148)

Finance costs, net	(1,827)	(2,027)	(3,625)

Income tax	(1,018)	(1,138)	(2,477)

Net income	3,634	1,157	3,210

Attributable to:
- Equity holders of France Telecom SA	3,363	1,042	3,017
- Minority interests	271	115	193

Earnings per share (in euros)
Attributable to equity holders of France Telecom SA
- Basic	1.36	0.43	1.23
- Diluted	1.31	0.43	1.22

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

	At June 30, 2005	At December 31, 2004	At June 30, 2004
ASSETS
Goodwill	28,970	27,589	29,255
Intangible assets	15,575	14,851	15,923
Property, plant and equipment	26,273	27,283	27,827
Interests in associates and investments held for sale	347	370	639
Assets available for sale	558	615	648
Other financial and non-current assets	1,490	4,285	4,748
Deferred tax assets	8,722	9,469	10,364

Total non-current assets	81,935	84,462	89,404

Inventories	606	644	543
Trade receivables	6,715	6,589	6,986
Other receivables	1,792	2,695	2,204
Current tax assets	465	88	20
Prepaid expenses and other current assets	904	750	803
Other financial and current assets	437	312	632
Cash and cash equivalents	2,946	3,153	2,895

Total current assets	13,865	14,231	14,083

TOTAL ASSETS	95,800	98,693	103,487

EQUITY AND LIABILITIES
Share capital	9,873	9,869	9,869
Additional paid-in capital	12,684	12,675	12,685
Retained earnings (deficit)	(9,690)	(11,673)	(12,497)
Net income for the period	3,363	3,017	1,042
Foreign currency translation adjustment	2,014	563	1,731

Equity attributable to equity holders of France Telecom SA	18,244	14,451	12,830

Minority interest	2,817	3,232	3,102

Total equity	21,061	17,683	15,932

Exchangeable or convertible bonds	32,562	34,222	38,773
Financial long-term debt	5,122	8,571	11,660
Provision for employee benefit costs	657	628	637
Other provisions	2,882	3,249	3,660
Other non-current liabilities	376	1,374	1,485
Deferred tax liabilities	1,881	1,978	2,050

Total non-current liabilities	43,480	50,022	58,265

Current portion of long-term debt	12,010	11,480	11,086
Accrued interest payable	1,161	1,172	1,064
Provisions	1,661	1,943	1,999
Trade payables	7,651	7,757	6,814
Employee liabilities	1,769	1,982	1,755
Other payables	1,825	1,869	1,496
Other current liabilities	455	784	1,050
Current tax payable	360	431	607
Deferred income	4,367	3,570	3,419

Total current liabilities	31,259	30,988	29,290

TOTAL EQUITY AND LIABILITIES	95,800	98,693	103,487

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in millions of euros)

		Attributable to equity holders of France Telecom SA								Minority interest	Total equity
	Shares issued	Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Foreign currency translation adjustments	Total
				Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2004	2,402,316,828	9,609	15,333	150	(148)	6	(15,311)		9,639	4,356	13,995

Unrealized foreign exchange gain or loss								548	548	254	802
Gains (losses) on cash flow hedges taken to equity					(13)				(13)	8	(5)
Gain or loss on financial assets available for sale				(26)					(26)	(2)	(28)
Tax on items taken directly to equity						15			15	(1)	14
Total income and expense recognized in equity				(26)	(13)	15		548	524	259	783
Net income for the year							3,017		3,017	193	3,210

Total recognized income and expense for the year				(26)	(13)	15	3,017	548	3,541	452	3,993

Appropriation of France Telecom SA profit			(3,116)				3,116		0		0
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of France Telecom SA)	64,796,795	259	1,085						1,344	(1,220)	124
Commitments to purchase minority interests							308		308	197	505
Dividends			(617)						(617)	(107)	(724)
Equity share options issued							40		40	19	59
Other movements	219,803	1	(10)				190	15	196	(465)	(269)

Balance at December 31, 2004	2,467,333,426	9,869	12,675	124	(161)	21	(8,640)	563	14,451	3,232	17,683

Unrealized foreign exchange gain or loss								1,460	1,460	98	1,558
Gains (losses) on cash flow hedges taken to equity					13				13	(6)	7
Gain or loss on financial assets available for sale				27					27	(1)	26
Tax on items taken directly to equity						29			29	1	30
Total income and expense recognized in equity				27	13	29		1,460	1,529	92	1,621
Net income for first-half 2005							3,363		3,363	271	3,634

Total recognized income and expense for the period				27	13	29	3,363	1,460	4,892	363	5,255

Share capital issued on exercise of stock options	826,954	4	9						13		13
Impact of purchase of minority interests in Orange Romania							(11)		(11)	(120)	(131)
Impact of purchase of minority interests in Equant							7		7	(376)	(369)
Dividends							(1,184)		(1,184)	(294)	(1,478)
Equity share options issued							59		59	2	61
Other movements							26	(9)	17	10	27

Balance at June 30, 2005	2,468,160,380	9,873	12,684	151	(148)	50	(6,380)	2,014	18,244	2,817	21,061

	Number of shares in issue	Attributable to equity holders of France Telecom SA							Total	Minority interests	Total equity
		Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Foreign currency translation adjustments
				Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2004	2,402,316,828	9,609	15,333	150	(148)	6	(15,311)		9,639	4,356	13,995

Unrealized foreign exchange gain or loss								1,731	1,731	125	1,856
Gains (losses) on cash flow hedges taken to equity					32	(11)			21		21
Gain or loss on financial assets available for sale				(56)					(56)		(56)
Tax on items taken directly to equity									0		0
Total income and expense recognized in equity		0	0	(56)	32	(11)		1,731	1,696	125	1,821
Net income for first-half 2004							1,042		1,042	115	1,157

Total recognized income and expense for the period		0	0	(56)	32	(11)	1,042	1,731	2,738	240	2,978

Appropriation of France Telecom SA profit			(3,116)				3,116		0		0
Capital increase through conversion of bonds into shares	1,145
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of France Telecom SA)	64,796,795	259	1,085						1,344	(1,220)	124
Commitments to purchase minority interests							(58)		(58)	10	(48)
Dividends			(617)						(617)	(56)	(673)
Equity share options issued							(229)		(229)	1	(228)
Other movements							13		13	(229)	(216)

Balance at June 30, 2004	2,467,114,768	9,868	12,685	94	(116)	(5)	(11,427)	1,731	12,830	3,102	15,932

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)

	Period ended June 30, 2005	Period ended June 30, 2004	Year ended Dec. 31, 2004
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA	3,363	1,042	3,017
Adjustments to reconcile net income to funds generated from operations
Depreciation, amortization and impairment in value (property, plant and equipment, intangible assets and goodwill)	3,658	4,376	8,519
Provision for impairment of Equant property, plant and equipment and intangible assets	—	—	184
Net loss/(gain) on sales of assets	(1,171)	(131)	(922)
Change in other provisions	(672)	(688)	(1,296)
Share of profits (losses) of associates	(40)	(13)	(30)
Income tax	1,018	1,138	2,477
Interest income and expense	1,672	1,935	3,730
Minority interest	271	115	193
Foreign exchange gains and losses, net	927	406	(575)
Derivatives	(780)	(168)	329
Expenses relating to share-based compensation	10	55	342
Change in working capital (trade)
Decrease/(increase) in inventories (net)	53	130	15
Decrease/(increase) in trade accounts receivable	(19)	90	544
Increase/(decrease) in trade accounts payable	47	(319)	237
Change in working capital (non-trade)
Decrease/(increase) in other receivables	440	(112)	(579)
Increase/(decrease) in accrued expenses and other payables	(557)	(103)	352
Dividends and interest income received	102	85	184
Interest paid and impact of interest derivatives, net	(1,979)	(1,802)	(3,262)
Income tax paid	(475)	(166)	(762)

Net cash provided by operating activities	5,868	5,870	12,697

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets, net of changes in amounts due to fixed asset suppliers (1)	(2,959)	(2,578)	(5,208)
Proceeds from sales of property, plant and equipment and intangible assets	96	42	199
Purchase of Wanadoo shares (cash portion of exchange offer and tender offer followed by compulsory purchase procedure)	—	(1,818)	(2,373)
Payment of Equant CVRs	—	—	(2,015)
Purchase of Equant shares	(591)	—	—
Purchase of Orange shares (pursuant to tender offer followed by compulsory purchase procedure)	—	(458)	(469)
Purchase of Orange Romania shares	(408)	—	—
Cash paid for investment securities and acquired businesses, net of cash acquired	(30)	(50)	(66)
Investments in associates	—	—	(14)
Proceeds on the sale of PagesJaunes shares	437	—	1,443
Proceeds on the sale of Orange Denmark shares	—	—	610
Proceeds on the sale of STM shares	—	—	472
Proceeds on the sale of Tower Participations	400	—	—
Proceeds on the sale of cable activities	292	—	—
Proceeds on the sale of Mobilcom shares	265	—	—
Proceeds from sales of other investment securities and businesses, net of cash transferred	135	18	190
Decrease/(increase) in marketable securities and other long-term assets	(60)	1,457	1,640

Net cash used in investing activities	(2,423)	(3,387)	(5,591)

FINANCING ACTIVITIES
Issuance of bonds convertible, exchangeable or redeemable into shares	—	2,476	3,922
Issuance of long-term debt	137	2,501	4,061
Redemption of bonds convertible, exchangeable or redeemable into shares	(2,928)	(3,443)	(8,384)
Repayment of long-term debt	(197)	(5,123)	(4,692)
Impact of exchange derivatives, net	(23)	—	—
Repayment of OPCS’ in substance defeasance deposit	573	—	—
Repayment of TeleInvest I debt	—	—	(1,902)
Repayment of TeleInvest II debt	(350)	—	—
Increase/(decrease) in bank overdrafts and other short-term borrowings	477	1,231	388
Repayment of equity portion of hybrid debt	—	—	(31)
Purchases of treasury shares	—	—	—
Capital increase	10	—	—
Minority shareholders’ contributions	—	32	107
Dividends paid to minority shareholders	(291)	(56)	(105)
Dividends paid by the parent company	(1,184)	(617)	(710)

Net cash used in financing activities	(3,776)	(2,999)	(7,346)

Net change in cash and cash equivalents	(331)	(516)	(240)
Effect of changes in exchange rates on cash and cash equivalents	124	41	23
Cash and cash equivalents at beginning of period	3,153	3,370	3,370

Cash and cash equivalents at end of period	2,946	2,895	3,153

Supplementary disclosures

(1) Increase/(decrease) in amounts due to fixed asset suppliers	(157)	(505)	(67)

These financial statements were established on the responsibility of the Board of Directors held on September 29, 2005.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.1	Basis for the preparation of the financial statements

This note describes the accounting policies applied to prepare the interim financial statements at June 30, 2005, including amendments made since the preparation of the IFRS transition report published on April 14, 2005 containing comparative data for 2004.

The interim financial statements for the first half of 2005 have been prepared in accordance with IFRS 1 – First-time Adoption of IFRS, and IAS 34 – Interim Financial Reporting.

The accounting policies that have been applied are the same as those described in Note 3 of the document presenting comparative IFRS data for the first half of 2004. This financial information was prepared based on:

•	Application of all the standards and interpretations endorsed by the European Commission at June 30, 2005, bearing in mind that no new standards or interpretations have been endorsed since December 31, 2004.

•	Early application of IFRIC 4 – Determining Whether An Arrangement Contains a Lease.

•	Positions taken by France Telecom on issues that are still being analyzed by the IASB, the IFRIC, or the French standard-setter (CNC), as described below.

•	The options and exemptions selected, which are likely to form the basis for the preparation of the Group’s first IFRS consolidated financial statements in 2005. In view of the above, the comparative information presented in the consolidated financial statements for 2005 and first-half year 2006 may differ from the data presented herein.

The preparation of financial statements in accordance with IFRS requires France Telecom’s management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period.

Management reviews these estimates and assumptions on a continuous basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the book value of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply.

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management applies judgment to define and apply accounting methods that will lead to relevant and reliable information, so that the financial statements:

•	Give a true and fair view of the Group’s financial position, financial performance and cash flows

•	Reflect the substance of transactions

•	Are neutral

•	Are prepared on a prudent basis

•	Are complete in all material respects.

1.2	Positions taken by France Telecom on issues that are still being analyzed by the IFRIC

Acquisitions of minority interests

The Group has applied the French GAAP accounting treatment of acquisitions of minority interests, which consists of recognizing in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value adjustments to the assets and liabilities acquired. These transactions are not addressed in any IASs or IFRSs and the Group has therefore referred the issue to the International Financial Reporting Interpretations Committee (IFRIC) for consideration, in order to clarify the relevant accounting treatment. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

The main goodwill item recognized in the first half of 2005 concerns the acquisition of Equant, in the amount of €214 million.

Commitments to purchase minority interests (put options)

Commitments to purchase minority interests and put options granted to minority shareholders are currently recognized as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SA.

Since this accounting treatment does not reflect the economic substance of the transactions and due to possible differing interpretations of the texts regarding the commitments concerned, particularly those arising from put options, the Group submitted the issue to the IFRIC for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related texts. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

Put options granted to minority shareholders amounted to €611 million at June 30, 2005. The overall effect on equity directly attributable to equity holders of France Telecom SA arising from the recognition of these commitments as a debt totaled €490 million at June 30, 2005.

Loyalty programs

IFRSs do not specifically address the accounting treatment of loyalty programs and the Group has therefore applied the French GAAP accounting treatment, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004. Two types of loyalty program exist within the Group, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the vesting period of the related customer rights based on the fair value of these obligations.

The French standard-setter (CNC) is currently examining the accounting treatment of these programs under IFRS, under the aegis of the IFRIC.

The liability recognized for these programs with a contract renewal obligation amounted to €364 million at June 30, 2005.

Discount on shares granted to employees

The Group considers that the grant date for the discount on shares granted to employees in the second half of 2004 corresponds to the date on which the main terms of the offer were announced. This treatment complies with the recommended method set out in the CNC press release dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprises – PEE), which interprets the announcement date as being the grant date defined in IFRS 2 – Share-based Payment.

NOTE 2 - MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES AND CHANGES IN SCOPE OF CONSOLIDATION

Details of the main transactions carried out in the six months ended June 30, 2005 are as follows:

Main acquisitions

Acquisition of the assets and liabilities of Equant

On February 10, 2005, France Telecom announced that it had signed a final agreement with Equant, its 54.1%-owned subsidiary specializing in worldwide business communications, providing for the acquisition of all of Equant’s assets and liabilities not already held. The final terms of the agreement were approved by France Telecom’s Board of Directors at their February 9, 2005 meeting, during which (i) an independent expert provided a report stating that the financial terms of the offer were equitable from a financial standpoint for Equant’s minority shareholders and (ii) two qualified legal advisers from France and the Netherlands presented their preliminary report which confirmed that, based on their procedures, they were of the opinion that the transaction complied with corporate governance guidelines as well as the applicable regulations (including stock exchange rules), and was in the interests of both France Telecom and Equant.

Equant’s shareholders approved the transaction at an Extraordinary General Meeting held on May 24, 2005. The asset sale was completed on May 25, 2005, for a total amount of €578 million, and Equant will be liquidated as soon as possible, although it is probable that the finalization of the said liquidation will require a period of several months. The gain on the sale was paid out to Equant’s shareholders on May 25, 2005 on the basis of €4.30 per Equant share.

Equant NV shares were delisted from Euronext in Paris on May 25, 2005 and from the New York Stock Exchange on June 9, 2005. After the company’s liquidation, Equant’s ordinary shares will no longer be registered in accordance with US stock market regulations and will therefore no longer be required to comply with the SEC’s financial disclosure obligations.

The costs incurred in respect of this acquisition were capitalized in the amount of €13 million. Goodwill recorded in relation to the assets acquired totaled €214 million at June 30, 2005.

Increased stake in Orange Romania

On April 13, 2005, France Telecom acquired an additional 23.55% interest in Orange Romania from a group of minority shareholders, for a total cash consideration of US$527.5 million, raising its stake in the company from 73.27% to 96.82%. Goodwill recorded in relation to this acquisition totaled €291 million at June 30, 2005.

Main divestitures

Sale of 8% of PagesJaunes

On February 10, 2005, France Telecom sold 22,303,169 PagesJaunes shares – representing 8% of the company’s capital – to institutional investors through an accelerated placement for €440.5 million. Following this transaction, France Telecom’s stake in the PageJaunes Group was reduced to 54%. The pre-tax disposal gain recorded in first-half 2005 totaled €386 million.

Sale of cable activities

Following an announcement made on December 22, 2004, on March 31, 2005 France Telecom, the Canal+ group and TDF completed the sale of their cable network operations to the Ypso consortium controlled by the Cinven investment fund, in which Altice (a cable operator) owns a 10% interest.

As part of this transaction, France Telecom sold, for a total of €348 million, its subsidiary France Telecom Câble to the Ypso consortium, as well as its cable network operated by both France Telecom Câble and NC Numéricâble, a Canal+ group subsidiary. In addition, France Telecom, along with the Canal+ group purchased a 20% stake in Ypso, for €37 million. France Telecom’s holding in Ypso includes a put option, exercisable in part between March 31, 2008 and March 31, 2009 and in full between March 31, 2010 and March 31, 2011, as well as a call option exercisable by France Telecom for a period of one year as from January 2010.

In connection with this transaction, France Telecom has undertaken not to distribute audiovisual programs via the cable network in France (with the exception of ADSL in particular) for a period of two years.

Sale of TDF

In accordance with an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for €400 million on January 27, 2005. The related pre-tax disposal gain recorded in first-half 2005 came to €377 million.

Sale of MobilCom shares

On May 2, 2005, France Telecom announced the sale of 27.3% of MobilCom AG to Texas Pacific Group (TPG), a US private equity fund, for a total of €265 million. Following the sale, France Telecom held a residual 1% interest in MobilCom. This transaction was carried out in line with France Telecom’s strategy of withdrawing from the German residential and mobile market and forms part of the Group’s regular portfolio review implemented with the aim of optimizing its asset portfolio. The related pre-tax disposal gain recorded in first-half 2005 totaled €265 million.

Sale of Intelsat

On January 28, 2005, Intelsat announced the finalization of its merger with Zeus Holding. As part of this operation, France Telecom sold its entire 5.4% interest in Intelsat for US$164 million, generating a pre-tax disposal gain of €51 million.

NOTE 3 - CHANGES IN ESTIMATES

Useful lives

Under the component approach, the total cost of an item of property, plant or equipment is broken down into its different parts and each part is recognized separately. This method applies where the separate parts of an asset have different useful lives or where the pattern in which the asset’s future economic benefits are expected to be consumed by the entity is different for separate parts and therefore different useful lives and depreciation methods are required. Depreciation is then calculated separately for each part on the basis of the pattern in which the related asset’s future economic benefits are expected to be consumed, based on cost less any residual value.

The depreciation/amortization method applied to assets is reviewed each year and is amended if the expected useful life of the asset is different from previous estimates. Any changes are accounted for prospectively as changes in accounting estimates in accordance with IAS 8 and affect depreciation expense for the current period and each future period during the asset’s remaining useful life.

The main impacts of the review carried out in Group companies in 2005 are described below.

Home segment

France

Certain changes were made to useful lives within this segment in France following the review carried out by the Group. The applicable useful lives have been extended due to the success of France Telecom’s wire-based broadband offers and the fact that no real technological alternatives to this type of service have emerged. This change had the effect of reducing depreciation and amortization expense for first-half 2005, and will also impact the full-year figures.

	Useful lives 2004	Useful lives 2005	Effect on depreciation/amortization expense
(in millions of euros)			Period ended June 30, 2005	Year ended Dec. 31, 2005 (estimated)
Public infrastructure	20 years	30 years	92	185
Cable and local loop equipment	15 years	20 years	39	78
Telephone poles	15 years	28 years	6	12
Other	—	—	(4)	(8)

Total	—	—	133	267

The effect on subsequent periods of extending the useful lives of these categories of assets will depend on how many new assets are recorded in each of the categories. Moreover, no specific trends can be identified in respect of future periods.

Poland

Further to the review, the Group defined several of the most significant components of assets relating to the local loop as well as switching and transmission equipment. The impact of defining these components and carrying out the review of the related useful lives primarily concerns public infrastructure and cable. This impact amounted to €34 million at June 30, 2005 and is estimated at some €50 million for December 31, 2005. The effect on subsequent periods of extending the useful lives of these categories of assets will depend on how many new assets are recorded in each of the categories. Moreover, no specific trends can be identified in respect of future periods.

Personal segment

Former Orange entities

The impact of reviewing useful lives primarily concerns public infrastructure and pylons. This impact corresponded to a €23 million reduction in depreciation/amortization expense at June 30, 2005 and is estimated at around €40 million for December 31, 2005.

The effect on subsequent periods of extending the useful lives of these categories of assets will depend on how many new assets are recorded in each of the categories. Moreover, no specific trends can be identified in respect of future periods.

Poland

In Poland, the Group has reviewed the useful lives for Base Station Subsystem (BSS) and Network and Switching Subsystem (NSS) IT applications used in the operation of mobile networks. France Telecom does not expect the impact on depreciation and amortization expense to be material for 2005.

NOTE 4 - SEGMENT INFORMATION

Following the changes in the Group’s management structure, effective January 1, 2005, the Group now has four reportable business segments. To facilitate period-on-period comparisons, in the segment analyses presented below, the 2004 information has been adjusted to reflect the new organization applicable in 2005.

The Group’s four reportable business segments are:

•	Personal: the “Personal Communication Services” segment, covering the mobile telecommunications services activities in France, the United Kingdom, Poland, and in the rest of the world. It includes the entire Orange subsidiary as well as the mobile telephony business of TP Group (with its subsidiary Centertel) and that of other international companies in the Group.

•	Home: the “Home Communication Services” segment, covering the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) and revenues from distribution and from the support functions provided to other segments of the France Telecom Group. It corresponds to the activities previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, (other than services to businesses in France) and within the Wanadoo subsidiary, as well as the fixed telephony and the Internet activities of TP Group and other international companies of the Group.

•	Enterprise: the “Enterprise Communication Services” segment, covering corporate communications services in France and worldwide services to entreprises. It covers the services to entreprises in France previously included in “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, as well as the global services (activities of the subsidiary Equant).

•	The “Directories” segment, corresponding to the activities of the PagesJaunes group previously included in the subsidiary Wanadoo.

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment operating income based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of gross operating margin of the service user.

Segment operating income corresponds to operating income, excluding gains and losses on disposals of assets and the share in profit or loss of associates not directly related to the segment concerned.

The Group has five geographic segments, including the three main geographic markets (France, Poland and the United Kingdom) where it has a stable position, the Rest of Europe and the Rest of the World.

4.1	Analysis by business segment

The table below sets out the main operating indicators per segment.

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations	Group total
Period ended June 30, 2005
Net revenue	10,984	11,156	3,922	482	(2,879)	23,665
- External	10,528	8,914	3,747	476	—	23,665
- Inter-segment	456	2,242	175	6	(2,879)	—

Gross operating margin	4,142	3,971	986	203	(2)	9,300
Employee profit-sharing	(34)	(108)	(9)	(15)	—	(166)
Share-based compensation	(14)	(6)	(10)	(4)	—	(34)
Depreciation and amortization	(1,675)	(1,534)	(250)	(5)	2	(3,462)
Impairment of goodwill	—	—	—	—	—	—
Impairment of non-current assets	—	(13)	(183)	—	—	(196)
Gains (losses) on disposal of assets						1,171
- Allocated by segment						(5)
- Not allocable	(12)	7	—	—	—	1,176
Restructuring costs	7	(151)	(30)	—	—	(174)
Share of profits (losses) of associates	—	40	—	—	—	40
Operating income						6,479
- Allocated by segment						5,303
- Not allocable	2,414	2,206	504	179	—	1,176
Interest expense						(1,627)
Foreign exchange gains (losses)						(118)
Discounting						(82)
Income tax						(1,018)
Net income before minority interests						3,634

Investments in fixed and intangible assets
- UMTS and GSM licenses	88	—	—	—	—	88
- excluding UMTS and GSM licenses	1,412	1,119	177	5	—	2,713
- financed through capital leases	—	—	—	—	—	—
Total investments	1,500	1,119	177	5		2,801

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations	Group total
Period ended June 30, 2004
Net revenue	9,930	11,129	4,175	433	(3,012)	22,655
- External	9,420	8,820	3,989	426	—	22,655
- Inter-segment	510	2,309	186	7	(3,012)	—

Gross operating margin	3,852	3,643	1,096	166	(2)	8,755
Employee profit-sharing	(35)	(47)	(12)	(13)	—	(107)
Share-based compensation	(34)	(10)	(6)	(5)	—	(55)
Depreciation and amortization	(1,621)	(1,973)	(335)	(5)	2	(3,932)
Impairment of goodwill	—	—	(534)	—	—	(534)
Impairment of non-current assets	—	90	—	—	—	90
Gains (losses) on disposal of assets						131
- Allocated by segment						134
- Not allocable	6	130	(2)	—	—	(3)
Restructuring costs	(5)	(22)	(12)	—	—	(39)
Share of profits (losses) of associates	—	5	8	—	—	13
Operating income					—	4,322
- Allocated by segment						4,325
- Not allocable	2,163	1,816	203	143	—	(3)
Interest expense						(1,863)
Foreign exchange gains (losses)						(90)
Discounting						(74)
Income tax						(1,138)
Net income before minority interests						1,157

Investments in fixed and intangible assets
- UMTS and GSM licenses	5	—	—	—	—	5
- excluding UMTS and GSM licenses	1,019	868	180	3	—	2,070
- financed through capital leases	1	—	—	—	—	1
Total investments	1,025	868	180	3	—	2,076

4.2	Analysis by geographic segment

	Period ended
(in millions of euros)	June 30, 2005	June 30, 2004
Revenue contribution	23,665	22,655
France	14,122	13,539
United Kingdom	3,035	3,115
Poland	2,208	1,935
Other European countries	2,398	2,261
Rest of the World (1)	1,902	1,806

(1)	Including all Equant Group companies.

NOTE 5 - IMPAIRMENT

5.1	Trade marks

•	Internally generated trade marks are not recognized in the balance sheet.

Trade marks are assets acquired in a business combination. Their cost is determined in connection with the purchase price allocation based on their respective market values. When their market value is not readily determinable, cost is established using generally accepted valuation methods based on revenues, costs or other appropriate criteria. These assets are considered to have indefinite useful lives and are therefore not amortized. Instead, they are reviewed annually for impairment.

•	On June 29, 2005, France Telecom presented the NExT plan – a 3-year action plan aimed in particular at simplifying the architecture of the trade marks under which the Group’s services are marketed.

This plan provides for using the Orange brand name in those countries where the Group is not present as a historical operator. Over the next 18 months, therefore, Orange is expected to become the international trade mark for mobile, broadband, and multi-service offerings. It is also earmarked to become the worldwide trade mark for the entire Enterprise market.

This simplification has the following main impacts at June 30, 2005:

•	Wanadoo: launched in 1996, the Wanadoo trade mark is attached to the Internet domain. As it is no longer adapted to the integrated operator strategy, it will be replaced by the Orange trade mark within a timeframe that has not yet been established.

•	Idea: the Idea trade mark, operated by Centertel, a subsidiary of France Telecom and TP, ceased to be used as of September 19, 2005 and has been replaced by Orange. The value of the Idea trade mark has not been measured in the consolidated accounts.

•	Equant: the name of this company has been retained, but it will market its services under the Orange trade mark. In the consolidated IFRS financial statements, the Equant trade mark was valued at €192 million excluding the accounting impacts of the NExT plan.

•	In view of the above factors, the useful life of the Equant trade mark was modified to six months, corresponding to a revision of an accounting estimate within the meaning of IAS 8 and representing the period during which the Group expects to continue using the trade mark commercially. At the same time, the trade mark was tested for impairment using the royalty savings methodology. The impairment test revealed that the trade mark’s recoverable amount was lower than net book value and a €185 million impairment loss was therefore recorded, in compliance with IAS 36. The revised net book value of the Equant trade mark, amounting to €7 million, will be written down in full over the second half of 2005.

5.2	Other non-current assets

Impairment losses and reversals recorded during the period totaled a net negative amount of €11 million.

NOTE 6 - GAINS AND LOSSES ON DISPOSAL OF ASSETS

	Period ended
(in millions of euros)	June 30, 2005	June 30, 2004	December 31, 2004
Disposal of PagesJaunes shares	386	—	199
Disposal of TDF shares	377	—	—
Disposal of cable activities	(2)	—	—
Disposal of MobilCom shares	265	—	—
Disposal of STMicroelectronics shares	—	—	249
Disposal of Radianz shares	—	—	73
Disposal of Pramindo shares	—	57	57
Disposal of Orange Denmark shares	—	—	38
Bluebird operation	74	—	—
Disposal of Intelsat shares	51	—	—
Other disposals of securities	24	—	51
Dilution impact	—	8	51
Other disposals of property, plant and equipment and intangible assets	8	18	46
Other (1)	(12)	48	158

Total	1,171	131	922

(1)	At December 31, 2004 and June 30, 2004, mainly relating to the liquidation of companies, including €61 million in connection with Telinvest.

NOTE 7 - RESTRUCTURING COSTS

Restructuring costs, net of restructuring provision reversals, break down as follows:

	Period ended
(in millions of euros)	June 30, 2005	June 30, 2004	December 31, 2004
Public sector mobility costs	(22)	(9)	(25)
Early retirement plan (1)	(119)	0	0
Restructuring costs:	(33)	(30)	(156)
- o/w Orange and subsidiaries	8	(5)	(16)
- o/w TP Group	—	(11)	(34)
- o/w Equant	(26)	(12)	(28)
- o/w France Telecom España	(2)	(1)	(26)
- o/w other	(13)	(1)	(52)

Total	(174)	(39)	(181)

(1)	Mainly due to the change in discount rate, giving rise to a €103 million impact.

NOTE 8 - NET DEBT

Net debt corresponds to total gross debt (converted at the period-end exchange rate), less derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, less cash collateral paid on derivative instruments, less cash and cash equivalents and marketable securities, less deposits paid on certain specific transactions (if the related debt is included in total debt), and including the impact of the effective portion of cash flow hedges.

The table below provides a breakdown of net debt by category and period due.

(in millions of euros)	Note	Due in less than one year	Due in more than one year	Total at June 30, 2005	Total at December 31, 2004	Total at June 30, 2004
Bonds (1)		4,520	32,562	37,082	39,089	42,812
Bank loans		3,069	2,227	5,296	5,564	6,724
Finance lease liabilities (2)		142	1,591	1,733	1,709	1,825
Impact of derivatives (financial liabilities) (3)		654	738	1,392	2,056	3,344
Accrued interest payable (4)		1,161	—	1,161	1,172	1,064
Treasury bills		1,612	—	1,612	1,293	1,686
Bank overdrafts		390	—	390	346	655
Other financial liabilities (5)		1,623	566	2,189	4,216	4,473

Gross debt (a)		13,171	37,684	50,855	55,445	62,583

Impact of derivatives (financial assets)		136	115	251	240	337
Cash collateral paid		—	761	761	1,129	924
Other financial assets (6)		—	269	269	760	1,343
Accrued interest receivable		—	—	—	—	17
Marketable securities held for trading		266	—	266	240	366
Cash and cash equivalents		2,946	—	2,946	3,153	2,895

Total (b)		3,348	1,145	4,493	5,522	5,882

Effective portion of cash flow hedges (7)(c)		(16)	(91)	(107)	(101)	(41)

Net debt (a)-(b)+(c)		9,807	36,448	46,255	49,822	56,660

(1)	The following items are included in this caption:

•	The liability component of perpetual bonds redeemable for shares (TDIRAs), amounting to €4,011 million at June 30, 2005 (€3,994 million at December 31, 2004).

•	The liability component of bonds convertible into or exchangeable for new or existing shares (OCEANEs), amounting to €1,062 million at June 30, 2005 (€1,053 million at December 31, 2004).

•	Bonds redeemable for STMicroelectronics shares measured at fair value, corresponding to €357 million at June 30, 2005 (€386 million at December 31, 2004).

(2)	Finance lease liabilities primarily include the following:

•	Orange’s finance lease liability in the United Kingdom, totaling €1,233 million at June 30, 2005 (€1,174 million at December 31, 2004). At December 31, 2004, this liability was offset in the amount of €558 million by guarantees deposited with UK financial institutions, representing the net present value of Orange’s commitments under its 1995 finance lease (in substance defeasance operations).

•	Orange’s liability in Switzerland related to the QTE leases, amounting to €147 million at June 30, 2005 (€127 million at December 31, 2004). This liability is offset by related guarantees.

•	FT SA’s liability related to the QTE leases, amounting to €79 million at June 30, 2005 (€69 million at December 31, 2004). This liability is offset by related guarantees.

(3)	The Equant Contingent Value Rights Certificates (CVRs) are qualified as derivative instruments and were therefore included in debt at June 30, 2004 at fair value (€2,015 million). They were redeemed on July 8, 2004.

(4)	Including €146 million at June 30, 2005 in accrued interest on perpetual bonds redeemable for shares (TDIRAs). In 2004, accrued interest on these bonds (corresponding to €548 million at December 31, 2004 and €406 million at June 30, 2004) was included in “Other financial liabilities”.

(5)	The following items are included in this caption:

•	A carryback liability, amounting to €223 million at June 30, 2005 (€1,508 million at December 31, 2004), corresponding to the contra entry recorded in relation to the recognition in assets of the carryback receivable sold by France Telecom.

•	Gross debt carried by receivables securitization vehicles, corresponding to €1,252 million at June 30, 2005 and €1,460 million at December 31, 2004.

•	Commitments to purchase minority interests (put options), amounting to €611 million at June 30, 2005 and €547 million at December 31, 2004. These commitments mainly concern Orange Slovensko.

(6)	This line primarily includes assets related to FT SA’s QTE leases (€79 million at June 30, 2005 and €69 million at December 31, 2004), as well as to Orange’s QTE leases in Switzerland (€147 million at June 30, 2005 and €127 million at December 31, 2004). Guarantees deposited in connection with Orange’s in substance defeasance operations in the United Kingdom (€564 million at December 31, 2004) were recovered during the first half of 2005. These assets – i.e. the deposits paid on specific transactions – offset part of the related gross debt and are recorded as other financial assets.

(7)	The Group has set up cash flow hedges that are eligible for hedge accounting. In accordance with IFRS, the future cash flows underlying the hedges are not included in the calculation of net debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

8.1	Balance sheet items included in net debt

		Balance sheet			Of which amounts included in calculation of net debt
(in millions of euros)		At June 30, 2005	At December 31, 2004	At June 30, 2004	At June 30, 2005	At December 31, 2004	At June 30, 2004
	Other financial and non-current assets	1,490	4,285	4,748
of which	Non-current derivative instruments	115	184	232	115	184	232
	Cash collateral paid	761	1,129	924	761	1,129	924
	In-substance defeasance deposits and cross-leases (“QTE”)	269	760	1,343	269	760	1,343
	Carryback receivables and accrued interest	345	2,212	2,249	0	0	0
	Other financial and current assets	437	312	632
of which	Current derivative instruments	136	56	105	136	56	105
	Marketable securities held for trading	266	240	366	266	240	366
	Accrued interest	0	0	17	0	0	17
	Related receivables	35	16	144	0	0	0
	Cash and cash equivalents	2,946	3,153	2,895	2,946	3,153	2,895

	Assets included in the calculation of net debt				4,493	5,522	5,882

	Equity attributable to shareholders of France Telecom SA	18,244	14,451	12,830
of which	Effective portion of cash flow hedges (1)	(107)	(101)	(41)	(107)	(101)	(41)
	Exchangeable or convertible bonds	32,562	34,222	38,773	32,562	34,222	38,773
	Financial long-term debt	5,122	8,571	11,660	5,122	8,571	11,660
	Bank overdrafts and other short-term borrowings	12,010	11,480	11,086	12,010	11,480	11,086
	Accrued interest payable	1,161	1,172	1,064	1,161	1,172	1,064

	Liabilities included in the calculation of net debt				50,748	55,344	62,542

	Net debt				46,255	49,822	56,660

(8)	(1) The Group has also set up cash flow hedges that are eligible for hedge accounting. In accordance with IFRS, the future cash flows underlying the hedges are not included in the calculation of net debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

8.2	Weighted average cost of debt

The weighted average cost of debt is calculated as the ratio between net financial expenses, less exceptional and non-recurring items and average outstandings, calculated based on net debt as defined above, adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

At June 30, 2005, the weighted average cost of debt was 6.41%.

8.3	Debt issues and redemptions

On February 26, 2005 and March 9, 2005, France Telecom SA redeemed bonds with respective face values of €2,466 million and €305 million.

8.4	Main changes in credit lines

•	FT SA

On June 20, 2005, France Telecom SA set up a new syndicated credit line in the amount of €8 billion, with no specific financial covenants.

This credit line was issued under the following terms and conditions:

Amount (in €)	Maturity	Fee on undrawn amount	Margin
8 billion	7 years	4.25 basis points from 1 to 5 years 5 basis points beyond 5 years	14.5 basis points from 1 to 5 years 17 basis points beyond 5 years

No drawdowns were made under this credit line in the first six months of 2005.

In addition, France Telecom SA has set up a €125 million bilateral credit line indexed to the Euribor. This credit line has been fully drawn down.

•	TP Group

On April 18, 2005, TP Group set up a syndicated credit line of €800 million and PLZ 389 million. This new credit line, which is not subject to any specific financial covenants, was drawn down in the respective amounts of €233 million and PLZ 363 million at June 30, 2005.

8.5	France Telecom’s credit ratings

At the date the financial statements were established (29 September 2005), France Telecom SA’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Positive	Stable	Stable
Short-term debt	A2	P2	F1

On February 10, 2005, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB+ to A-. Having upgraded its rating for France Telecom’s long-term debt from Baa2 to Baa1 on February 23, 2005, Moody’s once again upgraded this rating on June 23, 2005, from Baa1 to A3. The short-term debt rating remained unchanged at P2. On March 24, 2005, Fitch upgraded France Telecom’s short-term debt rating from F2 to F1.

A portion of the Group’s debt includes step-up clauses (€11.1 billion of the outstanding balance at June 30, 2005).

Standard & Poor’s upgrading of France Telecom’s debt rating on February 10, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2005 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of Standard & Poor’s rating upgrade is estimated at €23 million before tax for full-year 2005.

Moody’s upgrading of France Telecom’s debt rating on February 23, 2005 resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in March 2005 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. Moody’s June 23, 2005 upgrade resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in September 2005 for the US dollar and pound sterling denominated bonds issued in March 2001. The positive impact of Moody’s rating upgrade is estimated at €28 million before tax for full-year 2005.

8.6	Management of covenants

At June 30, 2005, France Telecom SA and TP Group were not subject to any specific financial covenants in relation to their credit lines. The Group’s subsidiaries do, however, have to comply with certain financial ratios when contracting loans or other financing, notably gearing and interest cover ratios for Orange France and Orange SA in relation to Orange’s receivables securitization programs. If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

At June 30, 2005, the ratios calculated met the conditions required.

NOTE 9 - EQUITY

At June 30, 2005, the share capital of France Telecom amounted to €9,872,641,520, made up of 2,468,160,380 ordinary shares with a par value of €4 each. For the period ended June 30, 2005, the weighted average number of ordinary shares outstanding amounted to 2,467,560,866, and the weighted average number of ordinary and dilutive shares amounted to 2,651,622,721.

On June 6, 2005, the French State sold 152,200,000 existing France Telecom shares, representing 6.2% of the Company’s share capital. These shares were held either directly or indirectly through ERAP, an industrial and commercial public undertaking. The shares were delivered and settled on June 9, 2005.

At June 30, 2005, the French State owned directly, and indirectly through ERAP, 34.9% of France Telecom’s share capital (see note 11).

9.1	Changes in share capital

During the first half of 2005, France Telecom issued 826,954 new shares for allocation on the exercise between January 1 and June 30, 2005 of Wanadoo SA stock options, transferred to France Télécom between January 1 and June 30, 2005. In accordance with the law, the issuance of these new shares will be placed on record by the Board of Directors during its first meeting after the 2005 year end.

The Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005 granted the Board of Directors a twenty-six month authorization to issue shares and share equivalents with or without preferential subscription rights for existing shareholders, including for the purpose of a public exchange offer launched by the Company.

At the same meeting, shareholders renewed the authorization given to the Board of Directors to issue shares reserved for holders of shares or stock subscription options in Orange who have signed a liquidity contract with the Company. In addition, it authorized the Board to issue liquidity instruments without consideration in connection with the liquidity contract entered into between France Telecom and Orange stock option holders. The maximum aggregate par value of shares to be issued directly or on conversion, exchange, redemption or exercise of share equivalents pursuant to the above authorizations, has been set at €8 billion.

9.2	Treasury shares

At the Ordinary and Extraordinary Shareholders’ Meeting of April 22, 2005, the Company’s shareholders authorized the Board of Directors to purchase France Telecom shares representing up to 10% of the Company’s capital. This authorization was granted for a period of 18 months – from the date of the meeting up to October 22, 2006 – pursuant to the share buyback program approved by the Autorité des Marchés Financiers on April 6, 2005 under no. 05-220. France Telecom did not use this authorization during the first half of 2005, and at June 30, 2005 France Telecom did not hold any treasury shares.

9.3	Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share.

(in millions of euros)	June 30, 2005	June 30, 2004
Net income used for calculating basic earnings per share	3,363	1,042
Impact on net income of converting each category of dilutive financial instrument:
- Perpetual bonds redeemable for France Telecom shares (TDIRA)	96
- OCEANE bonds	6
- Orange liquidity contract	(2)

Net income used for calculating diluted earnings per share	3,463	1,042

Perpetual bonds redeemable for France Telecom shares (TDIRA) were considered as anti-dilutive instruments at June 30, 2004 and have therefore been excluded from the calculation of diluted earnings per share at June 30, 2004.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share.

(number of shares)	June 30, 2005	June 30, 2004
Weighted average number of ordinary shares outstanding – basic	2,467,560,866	2,424,512,991
Perpetual bonds redeemable for France Telecom shares (TDIRA)	130,278,883
OCEANE bonds	44,556,400
Orange liquidity contract	6,249,184	5,250,513
Wanadoo stock options transferred	2,977,388

Weighted average number of shares outstanding – diluted	2,651,622,721	2,429,763,504

Perpetual bonds redeemable for France Telecom shares (TDIRA) were considered as anti-dilutive instruments at June 30, 2004 and have therefore been excluded from the calculation of diluted earnings per share at June 30, 2004.

9.4	Dividends

At France Telecom’s Annual General Meeting of April 22, 2005, shareholders approved a €0.48 cash dividend payment for 2004 for each France Telecom share outstanding at the date of said meeting. The dividend payout took place on June 3, 2005.

9.5	Translation adjustment

At June 30, 2005, the €1,460 million translation adjustment primarily concerned Orange (€1,236 million). Of the total €1,460 million, €873 million were related to goodwill, including €760 million for Orange PCS.

NOTE 10 - CLAIMS AND LITIGATION, CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

10.1	Claims and litigation

This note describes any administrative, court or arbitration-based proceedings (including pending or potential proceedings of which the Company is aware). It also sets out any developments in claims and litigation since the financial statements for the year ended December 31, 2004 for which the Management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its earnings, activity or financial position.

At June 30, 2005, a total of €218 million was recorded in France Telecom’s accounts by way of provisions to cover all of the litigation proceedings in which it is involved (December 31, 2004: €424 million).

Litigation related to competition law

•	On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused on the following two issues: (i) the financial measures announced by the French State on December 4, 2002, when the State indicated in particular that it was prepared to anticipate its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan, which was never actually put in place; and (ii) the special French business tax (“taxe professionelle”) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, from which it benefited from 1991 to 2002.

On July 20, 2004, the European Commission stated that these financial measures and the special business tax regime were incompatible with the European Union Treaty. The Commission did not require any repayment of State aid in relation to the above-mentioned financial measures, and ordered the State to obtain from France Telecom the amount of aid relating to the special French business tax regime, representing an estimated indicative amount of between €800 million and €1.1 billion plus interest, pending a more precise calculation. The French government and the European Commission have so far been unable to agree on the amount constituting State aid. Although the Commission had indicated that its decision would be announced by November 2004, no such announcement had been made by February 9, 2005.

France Telecom believes that:

The participation of the French State - in its capacity as a majority shareholder - in the Company’s action plan is consistent with the conduct of an informed private investor and does not amount to State aid. The expert advice commissioned by France Telecom from independent advisors supports this position.

The special business tax regime also does not constitute State aid. In fact, this tax regime - established in July 1990 - led to France Telecom being massively overtaxed by more than €1.7 billion.

Even if the amounts in question were deemed to constitute State aid, the business tax regime in question would be protected by the 10-year statutory limitation period applicable within the European Union. Lastly, the Commission’s announcement is incompatible with the principle of legal security recently reaffirmed by the European Courts.

On November 5, 2004, France Telecom lodged an appeal with the European Court of First Instance in Luxembourg against the Commission’s decision relating to the financial measures announced by the French State. A further appeal was filed with the European Court on January 10, 2005 against the Commission’s decision on the special business tax regime. Pending the European Court’s final ruling, France Telecom will take any action necessary to challenge any attempts to collect the amounts payable as a result of the decision announced.

After the Commission’s decision was announced on July 20, 2004, the French government confirmed that it would challenge the accusation that the amounts in question constituted elements of State aid, and in October 2004, two appeals were filed with the European Court of First Instance in Luxembourg against both decisions announced by the Commission.

Finally, in November 2004, AFORS (the French Association of Network Operators and Telecommunications Services) and Bouygues telecom filed an action for annulment against the European Commission’s decision on financial measures.

Based on the entirety of the information provided above, France Telecom considers that the European Commission’s requirement to repay State aid can be categorized as a contingent liability (“passif éventuel”) as defined under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

•	On January 11, 2005, the Paris Court of Appeal dismissed the appeal by France Telecom against the decision handed down by the French Competition Council on May 13, 2004. This decision imposed a fine of €20 million for the failure to comply with the decision of February 18, 2000, which ordered France Telecom to offer operators access to the ADSL Connect ATM offer allowing for the exercise of effective competition, in respect of both the price and the nature of the services offered. The Paris Court of Appeal upheld the decision and increased the fine to €40 million. France Telecom lodged an appeal on a point of law to the Cour de cassation against the decision. On June 3, 2005, in the context of a substantive examination of the claim being made in parallel, the Rapporteur of the Competition Council delivered to France Telecom its final report in which he maintained the claims against France Telecom for having unjustifiably restricted its competitors from access to its local network and for having therefore distorted the competitiveness of the retail market and the upstream broadband ADSL market. A decision by the Competition Council is expected on October 27, 2005.

On June 30, 2005, Neuf Telecom summoned France Telecom to appear before the commercial court of Paris on short notice, claiming €497 million in damages as compensation for the loss it claims to have suffered as a result of the failure by France Telecom to put in place the ADSL Connect ATM offer in accordance with orders handed down by the Competition Council and the Paris Court of Appeal. France Telecom requested the Paris Commercial Court to issue a stay of proceedings until the Competition Council has handed down its final judgment in the case and the Cour de Cassation has issued its decision in relation to France Telecom’s appeal against the Paris Court of Appeal’s judgment relating to France Telecom’s failure to comply with the Competition Council’s original order. The Paris Commercial Court is expected to issue its decision on October 7, 2005.

•	On March 14, 2005, the French Competition Council decided to terminate its in-depth substantive investigation based on the complaint made by Numéricâble regarding the calculation of fees paid to France Telecom for the use of cabled networks for broadcasting.

•	On April 12, 2005, the Paris Court of Appeal overturned the decision of the Competition Council of October 14, 2004 imposing fines of €18 million and €2 million against France Telecom and SFR respectively, following a complaint from the association of operators TENOR, claiming they engaged in practices distorting the competition in the B2B fixed-mobile communications market. France Telecom obtained a reimbursement of the fine paid to the French Treasury in December 2004. The ETNA association (the new denomination of TENOR) and the Minister of the Economy have lodged an appeal on a point of law to the Cour de Cassation against the Court of Appeal’s decision.

•	On June 28, 2005, Orange France received the final report from the Rapporteur of the Competition Council in the context of the examination relating to the practices of Orange France, SFR and Bouygues Telecom in respect of the retail mobile phone market. The report maintains the two claims which had initially been made, notably the exchange of information between the three principal operators and the freezing of their shares of the market. Orange vigorously contests the existence of an agreement between the mobile phone operators. Orange bases its position on specific legal elements and numerous analyses and economic studies which contradict the theory put forward that the market has been manipulated and market shares frozen. The decision is pending and the Competition Council may hand down its ruling before the end of 2005.

Civil proceedings

•	On April 22, 2005, at the request of certain minority shareholders, a resolution was passed at MobilCom’s annual shareholders’ meeting to commence proceedings against France Telecom in relation to the discontinuance by MobilCom of its UMTS activities, and in relation to the fact that France Telecom ceased to ensure the financing of MobilCom as well as the signing on November 20, 2002 of the MC Settlement Agreement. There was an attempt at the annual shareholders’ meeting to nominate a representative in charge of commencing such proceedings. If the nomination of the representative is validated, they will have six months from the date of the resolution to decide whether or not to proceed with the claim against France Telecom.

During this annual shareholders’ meeting, France Telecom opposed the resolution, and subsequently submitted a claim against the validity of the decision. Furthermore, France Telecom served MobilCom with a formal notice setting out the consequences of compliance with the resolution, in particular in respect of the breach of the MC Settlement Agreement and the cancellation of financing granted by France Telecom under the MC Settlement Agreement, which amounts to approximately €7 billion. On August 23, 2005 a new MobilCom shareholders’ meeting canceled the April 22, 2005 resolution. No objection was raised to this cancellation by minority shareholders representing 10% of the company’s voting rights.

On August 12, 2005, the Flensburg court rejected the claims of Mrs Schmid-Sindram and Mr Marek, acting in their capacity as shareholders of MobilCom, for the payment from France Telecom of financial compensation calculated based on the fair value of MobilCom shares.

International arbitration

•	On February 22, 2005, the arbitration tribunal constituted in 2002, in the context of a procedure commenced under the Franco-Lebanese Convention for the Encouragement and Reciprocal Protection of Investments and in accordance with the arbitration rules of UNCITRAL, notified its final decision to the parties. The dispute concerned a Build, Operate and Transfer contract of FTML (66.66% of which is held by France Telecom), and related to the early termination of the contract in 2001 and the consequences thereof. The Arbitration Tribunal accepted the principal claims of France Telecom in respect of its subsidiaries FTML and FTMI and fixed a sum of US$266 million to be paid to FTML in compensation. Furthermore, the Arbitration Tribunal stated that the Lebanese Republic may no longer pursue its claim to recover the US$300 million it had made in April 2000. At June 30, 2005, France Telecom recorded a €199 million provision reversal in relation to these proceedings.

•	On March 29, 2005, the Arbitration Tribunal of the Polish Chamber of Commerce ruled that the minority shareholders of Wirtualna Polska were justified in exercising in advance their sale options granted by TP Internet over the shares in Wirtualna Polska. The total amount for the shares to be paid by TP Internet was 221 million Zlotys (€54.7 million). On April 26, 2005, TP Internet lodged an appeal against the decision before the Civil Tribunal. Following the decision of the Arbitration Tribunal of the Polish Chamber of Commerce, TP SA and the minority shareholders of Wirtualna Polska reached a settlement on July 21, 2005 ending all their disputes. This settlement was approved by the District Court in Gdansk which decided on September 8, 2005 to terminate the proceedings in bankruptcy with respect to Wirtualna Polska.

10.2	Contractual obligations and off balance-sheet commitments

The main events of first-half 2005 that impacted contractual obligations and off-balance sheet commitments were as follows:

•	France Telecom granted a standard seller’s liability guarantee subject to a €77 million ceiling related to the March 31, 2005 sale of its cable network operations (see Note 2).

•	France Telecom’s January 27, 2005 sale of its entire stake in Tower Participations resulted in the termination of commitments undertaken at the time of the transfer of control of Télédiffusion de France (TDF) in 2002. At June 30, 2005, France Telecom recorded a €53.2 million liability, which may be payable to the other shareholders in accordance with the agreements signed relating to the allocation of the capital gain realized on the investment in Tower Participation.

•	Pursuant to an agreement signed on October 4, 2004 between France Telecom and Kulczyk Holding, Tele Invest II exercised its put option relating to its 3.57% stake in TP SA. The securities were transferred on January 17, 2005 at a price of €350.2 million. As a result of this transaction, Kulczyk Holding no longer holds any shares in TP SA and the shareholder agreement between France Telecom and Kulczyk Holding, which included a number of clauses relating to the transfer of TP SA shares, has been terminated.

•	Following MobilCom’s sale to E-Plus of its UMTS assets (other than the license), France Telecom recorded a €50 million provision at June 30, 2003, representing the risk on the guarantees granted by France Telecom to E-Plus to cover MobilCom’s obligations under seller’s liability guarantees. These guarantees expired on June 26, 2005, and the €50 million provision was reversed at June 30, 2005.

Other than the events described above, the main changes in contractual obligations reflected on the balance sheet at June 30, 2005 concern the changes in debt described in Note 8.

NOTE 11 - SUBSEQUENT EVENTS

The following events occurred after the balance sheet date up to 29 September 2005, in addition to those described elsewhere in this document:

BlueBirds

On April 4, 2005, Eutelsat shareholders owning over 85% of the company’s capital (including BlueBirds, which is 20% owned by France Telecom), exchanged their Eutelsat shares for shares in Eutelsat Communications (formerly SatBirds) and a dividend payment generated by a refinancing operation. On July 4, 2005 BlueBirds paid a €112 million dividend to France Telecom, in accordance with the agreement signed in 2003 between BlueBirds’ shareholders concerning the distribution of the company’s cash reserves. In view of the dividend payments made to BlueBirds’ other shareholders in 2004 and 2005, the preferential payment right has now expired and any future dividends will be allocated between the shareholders in proportion to their ownership interest.

Amena

On July 27, 2005, France Telecom announced that its subsidiary Orange SA had signed an agreement with a view to purchasing 80% of Auna’s shares for €6.4 billion. Auna holds 97.9% of Retevision Movil SA, a mobile operator that conducts business under the Amena trade name. The transaction will not be completed until Auna has separated out its cable activities (Auna Tlc), and is subject to the fulfillment of certain other conditions, including in particular, approval by the competition authorities.

France Telecom subsequently intends to merge Auna, Retevision Movil SA and France Télécom España (which operates the fixed and internet business of the Group in Spain under the Wanadoo brand).

A strategic partnership agreement has been signed in tandem with the acquisition, between the current Spanish shareholders of Amena, Grupo Santander, Endesa, Union Fenosa and certain other minority shareholders, including several Spanish savings banks. Under this agreement, France Telecom’s Spanish partners will retain a 20% interest in Amena and an estimated 20-25% interest in France Telecom España after the merger, the difference being due to the company’s more leveraged financial structure. The shareholders concerned have undertaken to retain their interests in France Telecom España for a minimum period of three years. At the end of the three years, they may sell their interest to a third party or to France Telecom (France Telecom having a right of first refusal) and France Telecom has undertaken to indemnify them to the extent the sale price (to France Telecom or a third party) shall be less than 90% of the current transaction price increased by simple interest at an annual rate of 4.5% compound.

The acquisition will be cash-financed in the amount of €3 billion via a capital increase, carried out by giving existing shareholders free warrants to buy new shares, as described in an information memorandum approved by the Autorité des Marchés Financiers on August 31, 2005 under visa no. 05-666.

Delivery of STMicroelectronics shares on redemption of exchangeable bonds of STMicroelectronics shares

Following France Telecom’s August 6, 2002 issue of bonds exchangeable for STMicroelectronics NV shares, France Telecom redeemed all of the bonds outstanding at the maturity date (August 6, 2005), by the delivery of STMicroelectronics shares on August 11, 2005. In accordance with the terms of the bonds, the exchange ratio was 1.25 STMicroelectronics shares per bond.

Fractional shares were not delivered and the affected bondholders were paid an amount equal to the product of the portion of the fractional share and the reference price of the shares, i.e. €14.56. France Telecom sold on the market the remaining STMicrolectronics shares corresponding to the fractional shares, and as a result no longer holds any shares in STMicroelectronics.

Litigation relating to MobilCom (see Note 10.1 “Civil proceedings”).

TP Internet/Wirtualna Polska (see Note 10.1 “International arbitration”).

Capital increase in connection with the acquisition of Amena

On August 31, 2005, France Telecom launched a €3 billion capital increase (including the issue premium) to help fund the acquisition of 80% of Spain-based mobile operator, Amena, through the issuance of 133,439,454 new shares on the exercise of free equity warrants given to existing shareholders, with 37 warranties granting the right to purchase 2 new France Telecom shares at a unit price of €22.63. The operation is described in the information memorandum approved by the Autorité des Marchés Financiers on August 31, 2005 under visa no. 05-666. The shares were delivered and settled on September 26, 2005. At the end of this operation, France Telecom’s share capital stood at €10,406,399,306, with the French State holding 33.1% of the capital either directly or indirectly.

Adjustments to conversion and redemption ratios associated with the capital increase carried out by means of the allocation of BSA (stock purchase warrants)

Further to capital increase supported by stock purchase warrants (BSA), the ratios applicable to the allocation of shares under the OCEANE bonds maturing on January 1, 2009 (ISIN code FR0010113357) and the redemption of TDIRA from the “Bank Tranche” (ISIN code FR000472912) and the “Supplier Tranche” (ISIN code FR000472995) have been adjusted:

•	from 100 to 100.297 France Télécom shares for one OCEANE bond;

•	from 363.3661 to 364.4437 France Télécom shares for one “Bank Tranche” TDIRA

•	from 355.8959 to 356.9513 France Télécom shares for one “Supplier Tranche” TDIRA.

Orange stock options holders covered by the liquidity contract and options liquidity instruments were informed of the adjustments to the exchange ratio from 0.445 to 4.446 France Télécom share for each Orange share.

The ratios applicable to Wanadoo stock options transferred to France Télécom ion September 1, 2004 were also adjusted.

Litigation relating to competition law

On July 19, 2005, AFORS (the French Association of Network Operators and Telecommunications Services) and UFC Que Choisir (a French consumer protection organization) filed a complaint with the French Competition Council (Conseil de la concurrence) concerning the “anti-competitive nature of the minimum subscription period clause imposed on subscribers by France Telecom” and claimed injunctions to prevent this alleged anti-competitive behavior. Following France Telecom’s announcement that it was amending its general subscription conditions as from October 1, 2005, AFORS and UFC Que Choisir abandoned their claims both in relation to the injunctions and the substance of the case on September 5, 2005. The Competition Council therefore closed the case on September 6, 2005.

Since 1999, T-Online had lodged several complaints against France Telecom with the Competition Council, primarily in relation to abuse of dominant position in the Internet provider sector, claiming injunctions against the company. Subsequent to June 30, 2005, France Telecom and T-Online settled their differences in relation to these cases. However, the Competition Council is required to issue a formal order closing the case in relation to the claim concerning France Telecom’s launch of Netissimo in 1999 before the case can be finally closed.

Stock option plan

At its September 6, 2005 meeting, the Board of Directors of France Telecom decided to use the authorization granted by the Annual Shareholders’ Meeting of September 1, 2004 to set up a stock option plan. The Board has set the following framework for the plan, which will be finalized by the end of October :

•	The plan will concern executive managers who hold a key post of responsibility within the Group or have key expertise. The options will be allocated throughout all France Telecom Group companies apart from PagesJaunes, Mobistar, Mobinil, TP SA, and subsidiaries that are less than 50%-owned.

•	The maximum number of beneficiaries will be 4,000, representing 2.56% of the employees of the companies concerned.

•	Shares issued under the plan will not exceed 0.65% of the Company’s capital, and the exercise price will be set without a discount.

Employee share offer

Following the June 9, 2005 sale by the French State of 152.2 million France Telecom shares that were delivered and settled on June 9, 2005, representing 6.2% of the Company’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer related to 16.9 million shares, representing 10% of the total number of shares sold.

The financial terms and conditions of the offer, including the issue price of €19.79 per share, were set by the French Minister for the Economy, Finance and Industry on September 7, 2005. The prospectus relating to the share offer was approved by the Autorité des Marchés Financiers on September 8, 2005 under visa no. 05-676.

The offer period ran from September 15 to September 27, 2005. The expected delivery and settlement date is November 7, 2005.

This share-based compensation to employees and former employees will be recognized as an expense and measured at fair value.

Orange Dominicana

On January 31, 2005, Orange’s co-shareholder in Orange Dominicana SA, CVI, gave notice that it intended to exercise the put option on its 14% interest in the company. Pursuant to the applicable agreements, the exercise price was determined by an independent bank and the shares were sold on September 8, 2005 for US$37.7 million.

Sonaecom

On June 9, 2005, France Telecom signed a strategic partnership agreement with Sonaecom under which it agreed to exchange its minority interests in Optimus, Novix and Clix for new shares to be issued by Sonaecom (the parent of the three companies). The shares to be received by France Telecom under this agreement represent 23.7% of Sonaecom’s capital.

The capital increase, which was approved at Sonaecom’s Annual Shareholders’ Meeting of September 12, 2005, is expected to take place before the end of 2005. The initial term of the partnership agreement has been set at three years. In the event that it is not renewed, Sonae may exercise call options and France Telecom may exercise put options, in accordance with the shareholders’ agreement governing relations between France Telecom and Sonae in Portugal. These options are mostly exercisable at a price that is considered to reflect the market value of the shares. The exercise conditions and calculation methods are described in the shareholders’ pact. Should the options be exercised, the reciprocal conditional commitments between France Telecom and Sonae in relation to Clix will be null and void.

Perpetual bonds redeemable for France Telecom shares (TDIRA)

In September 2005, France Telecom purchased 17,270 perpetual bonds redeemable for France Telecom shares (“TDIRA”), from holders of the “Bank Tranche”. Subsequent to this purchase, the ‘Bank Tranche” was reduced from 278,166 to 260,896 TDIRA.

EMTN

On September 19, 2005, France Telecom renewed its Euro Medium Term Notes (EMTN) debt issuance program, listed on the Luxembourg Stock Exchange.

Transition to IFRS

2004.06

Avertissement

Cette traduction anglaise des états financiers consolidés rédigés en langue française a été préparée seulement pour le confort des lecteurs anglophones.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers.

TRANSITION TO IFRS

PRELIMINARY IFRS CONSOLIDATED INCOME STATEMENT

(Amounts in millions of euros, except for share data)

Period ended June 30, 2004
Net revenues	22,655
External purchases	(8,657)
Other operating income and expense	(715)
Wages and employee benefit expenses	(4,528)

Gross operating margin	8,755

- Employee profit sharing	(107)
- Share-based compensation	(55)
Depreciation and amortization	(3,932)
Impairment of goodwill	(534)
Impairment of non-current assets	90
Gains (losses) on disposal of assets	131
Restructuring costs	(39)
Share of profits (losses) of associates	13

Operating income	4,322

Interest expense	(1,863)
Foreign exchange gains (losses)	(90)
Discounting	(74)

Finance costs, net	(2,027)

Income tax	(1,138)

Net income	1,157

Attributable to:
- Equity holders of France Telecom SA	1,042
- Minority interests	115

Earnings per share (in euros)
Attributable to equity holders of France Telecom SA
- Basic	0.43
- Diluted	0.43

TRANSITION TO IFRS

PRELIMINARY IFRS CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

	At January 1, 2004	At June 30, 2004
ASSETS
Goodwill	26,537	29,255
Intangible assets	15,865	15,923
Property, plant and equipment	28,972	27,827
Interests in associates and investments held for sale	607	639
Assets available for sale	727	648
Other financial and non-current assets	4,829	4,748
Deferred tax assets	11,151	10,364

Total non-current assets	88,688	89,404

Inventories	658	543
Trade receivables	6,960	6,986
Other receivables	2,043	2,204
Current tax assets	65	20
Prepaid expenses and other current assets	768	803
Other financial and current assets	2,189	632
Cash and cash equivalents	3,370	2,895

Total current assets	16,053	14,083

TOTAL ASSETS	104,741	103,487

EQUITY AND LIABILITIES
Share capital	9,609	9,868
Additional paid-in capital	15,333	12,685
Retained earnings (deficit)	(15,303)	(12,496)
Net income for the period	0	1,042
Foreign currency translation adjustment		1,731

Equity attributable to equity holders of France Telecom SA	9,639	12,830

Minority interest	4,356	3,102

Total equity	13,995	15,932

Exchangeable or convertible bonds	39,360	38,773
Financial long-term debt	9,643	11,660
Provision for employee benefit costs	650	637
Other provisions	3,541	3,660
Other non-current liabilities	1,506	1,485
Deferred tax liabilities	1,997	2,050

Total non-current liabilities	56,697	58,265

Current portion of long-term debt	9,116	4,553
Bank overdrafts and other short-term borrowings	5,268	6,533
Accrued interest payable	1,314	1,064
Provisions	2,973	1,999
Trade payables	7,344	6,814
Employee liabilities	1,567	1,755
Other payables	1,378	1,496
Other current liabilities	1,396	1,050
Current tax payable	398	607
Deferred income	3,295	3,419

Total current liabilities	34,049	29,290

TOTAL EQUITY AND LIABILITIES	104,741	103,487

TRANSITION TO IFRS

PRELIMINARY IFRS CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in millions of euros)

	Number of shares in issue	Attributable to equity holders of France Telecom SA								Minority interests	Total equity
		Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Foreign currency translation adjustments	Total
				Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2004	2,402,316,828	9,609	15,333	150	(148)	6	(15,311)		9,639	4,356	13,995

Unrealized foreign exchange gain or loss								1,731	1,731	125	1,856
Gains (losses) on cash flow hedges taken to equity					32				32		32
Gain or loss on financial assets available for sale				(56)					(56)		(56)
Tax on items taken directly to equity						(11)			(11)		(11)
Total income and expense recognized in equity				(56)	32	(11)		1,731	1,696	125	1,821
Net income for first-half 2004							1,042		1,042	115	1,157

Total recognized income and expense for the period				(56)	32	(11)	1,042	1,731	2,738	240	2,978

Appropriation of France Telecom SA profit			(3,116)				3,116		0		0
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of France Telecom SA)	64,796,795	259	1,085						1,344	(1,220)	124
Commitments to purchase minority interests							(58)		(58)	10	(48)
Dividends			(617)						(617)	(56)	(673)
Equity share options issued							(229)		(229)	1	(228)
Other movements	1,145						13		13	(229)	(216)

Balance at June 30, 2004	2,467,114,768	9,868	12,685	94	(116)	(5)	(11,427)	1,731	12,830	3,102	15,932

NOTE 1 – BACKGROUND

1.1	Preparation of 2004 interim consolidated financial information on the conversion to IFRS

In accordance with European regulation 1606/2002 dated July 19, 2002, the 2005 consolidated financial statements will be prepared in accordance with International Financial Reporting Standards (IFRSs) and International Accounting Standards (IASs).

The first published IFRS financial statements will concern the 2005 fiscal year and will include comparative figures for 2004 prepared using the same basis of preparation.

Further to the publication of the interim 2005 IFRS financial statements, as recommended by the French securities regulator (AMF) concerning financial communications during the transition period, preliminary information concerning first-half 2004 has been prepared concerning the main effects of the transition to IFRS on:

•	The opening IFRS balance sheet at the transition date (January 1, 2004), in which the final IFRS transition adjustments determined at the time of publication of the 2005 consolidated financial statements will be recorded in equity.

•	Equity at June 30, 2004 and profit or loss for the period then ended.

The estimated impact of the transition to IFRS on the interim 2004 financial statements has been determined by applying to first-half 2004 data the IASs/IFRSs and related interpretations that the Group expects to apply for the preparation of the IFRS financial statements at December 31, 2005. As explained in Note 2, the preliminary comparative financial information relating to first-half 2004 has been prepared on the basis of:

•	IASs/IFRSs and related interpretations whose application will be compulsory at December 31, 2005, based on current information.

•	IASs/IFRSs and related interpretations whose application will be compulsory after December 31, 2005 and for which the Group has opted for earlier application.

•	The outcome expected at this point in time of the technical issues and exposure drafts currently being examined by the IASB and IFRIC, which may be applicable to the 2005 IFRS consolidated financial statements.

•	The options and exemptions that the Group expects to apply for the preparation of the 2005 IFRS financial statements.

Due to the above, the preliminary closing balance sheet may not correspond exactly to the opening balance sheet that will be used to prepare the 2005 IFRS consolidated financial statements.

The 2004 opening and closing balance sheets only took account of events subsequent to year-end reflected in the 2004 financial statements prepared in accordance with French GAAP, as closed off by the Board of Directors of France Telecom on February 9, 2005.

1.2	Organization of the conversion project

The Group launched the IFRS conversion project in July 2003. The various phases of the project consisted of identifying and dealing with the main differences in accounting methods at December 31, 2004, and preparing the preliminary opening IFRS balance sheet at January 1, 2004 as well as the adjustments to the 2004 monthly financial flows. The project forms part of a broader program to enhance management reporting, deploy a new consolidation tool and a new chart of accounts throughout the Group. To ensure that accounting policies are defined and implemented consistently throughout the Group, the IFRS conversion project is being led by a corporate team that is responsible for managing the project plans at both Group and sub-group levels.

The main committees responsible for ensuring the success of the project and track progress are as follows:

•	A Program Steering Committee comprised of the main players in the Group and the sub-groups.

•	A Technical Committee responsible for validating IFRS technical issues and options up front, comprised of the main players in the Group and the sub-groups and the external auditors.

•	A Program Strategy Committee responsible for the IFRS conversion project, the new consolidation system and the new management reporting system, comprised of the Executive Directors and Finance Management.

•	The Audit Committee, which is responsible for examining all accounting options selected by the Group.

NOTE 2 - EFFECTS OF THE FIRST-TIME ADOPTION OF IFRS

This note describes the principles applied to prepare the preliminary opening IFRS balance sheet at January 1, 2004 and the differences compared to the French generally accepted accounting principles (French GAAP) previously applied, as well as the effects of these differences on the preliminary opening and closing balance sheets at January 1, 2004 and June 30, 2004 and on profit or loss for first-half 2004.

Preliminary financial information for first-half 2004 on the transition to IFRS has been prepared in accordance with IFRS 1 – First-time Adoption of IFRS, and the IFRSs/IASs applicable at December 31, 2005, as published by the IASB as of December 31, 2004. In particular, it has been prepared in accordance with:

•	IAS 39 – Financial Instruments: Recognition and Measurement, and IAS 32 – Financial Instruments: Disclosure and Presentation. The Group has elected to apply these two standards effective from January 1, 2004 in order to improve the comparability of the 2004 and 2005 IFRS financial statements. The Group is not concerned by the provisions of IAS 39 that have not been endorsed by the European Commission.

•	IFRS 5 – Non-Current Assets Held For Sale And Discontinued Operations.

The Group has also opted for early adoption of IFRIC 4 – Determining Whether An Arrangement Contains A Lease. Adoption of this interpretation is compulsory for annual periods beginning on or after January 1, 2006 but early application is permitted. Although it has not yet been endorsed by the European Commission, the European Financial Reporting Advisory Group (EFRAG) has recommended that it be endorsed.

At this stage, the Group has elected not to adopt in advance the amendment to IAS 19 – Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures. The Group is not concerned by interpretations IFRIC 2 – Members’ Shares in Co-operative Entities and Similar Instruments, and IFRIC 3 – Emission Rights.

2.1	Accounting options selected and positions taken by France Telecom

2.1.1 Accounting options selected by France Telecom for the preparation of the preliminary opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1 – First-time Adoption of IFRS sets out the rules to be followed by first-time adopters of IFRS. The Group has opted to apply the following options and exemptions provided for in IFRS 1 :

Business combinations

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate past business combinations that occurred before January 1, 2004.

IFRS 1 does not deal explicitly with acquisitions of minority interests and none of the other IFRSs specifically address this issue. Consequently, the Group has decided to continue to apply the French GAAP accounting treatment (see below).

Cumulative translation differences

Cumulative translation differences for all foreign operations have been transferred to retained earnings at January 1, 2004. This adjustment has no impact on opening shareholders’ equity at that date. In the opening IFRS balance sheet at January 1, 2004, the cumulative translation adjustment is therefore equal to zero. The gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS but will include later translation differences.

Cumulative actuarial gains and losses on pensions and other post-employment benefit plans

Cumulative unrecognized actuarial gains and losses on pensions and other post-employment benefit plans at January 1, 2004 have been recognized in equity in the opening balance sheet, in accordance with the option proposed by IFRS 1. This treatment was also applied in the 2004 French GAAP consolidated financial statements.

Measurement of certain items of property, plant and equipment and intangible assets at fair value

In the opening IFRS balance sheet at January 1, 2004, the Group has opted to measure property, plant and equipment and intangible assets at historical cost, in accordance with IAS 16 and IAS 38, except for:

•	Certain properties held by TP Group, which have been measured at fair value.

•	Certain items of property, plant and equipment held by France Telecom SA, which were revalued at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996. These fair values, determined at December 31, 1996, were used as the assets’ deemed cost at that date.

Stock options and other share-based payments

The Group has opted to apply IFRS 2 – Share-based Payment retrospectively to equity-settled and cash-settled plans. Consequently, IFRS 2 has been applied to all share-based plans, including those implemented prior to November 7, 2002.

2.1.2 Positions taken by France Telecom on issues that are still being analyzed by the IFRIC or the French standard-setter (CNC)

In the absence of standards or interpretations applicable to the transactions described below, Group management has used its judgment to define and apply the most appropriate accounting methods. For important issues, the Group referred the matter to the international accounting standard-setters. The Group’s judgment-based interpretations are as follows:

Acquisitions of minority interests

The Group has applied the French GAAP accounting treatment of acquisitions of minority interests, which consists of recognizing in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value adjustments to the assets and liabilities acquired. These transactions are not addressed in any IASs or IFRSs and the Group has therefore referred the issue to the International Financial Reporting Interpretations Committee (IFRIC) for consideration, in order to clarify the relevant accounting treatment.

Depending on the IFRIC’s reply, the accounting treatment described above may be changed. Goodwill recognized on acquisitions of minority interests in 2003 and first-half 2004 amounted to €3,039 million for Orange and €1,928 million for Wanadoo.

Commitments to purchase minority interests (put options)

As explained in Note 3.18, commitments to purchase minority interests and put options granted to minority shareholders are currently recognized as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SA.

Since this accounting treatment does not reflect the economic substance of the transactions and due to possible differing interpretations of the texts regarding the commitments concerned, particularly those arising from put options, the Group submitted the issue to the IFRIC for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related texts. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

Put options granted to minority shareholders amounted to €983 million at January 1, 2004 and €1,033 million at June 30, 2004. The overall effect on equity attributable to equity holders of France Telecom SA arising from the recognition of these commitments as a debt is €661 million at January 1, 2004 and €718 million at June 30, 2004.

Loyalty programs

IFRSs do not specifically address the accounting treatment of loyalty programs and the Group has therefore applied the French GAAP accounting treatment, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004. Two types of loyalty program exist within the Group, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the vesting period of the related customer rights based on the fair value of these obligations.

The French standard setter (CNC) is currently examining the accounting treatment of these programs under IFRS, under the aegis of the IFRIC.

The liability recognized for these programs amounts to €297 million at January 1, 2004 and €335 million at June 30, 2004.

2.2	Effects on equity and net income for the period ended June 30, 2004

	Opening equity			Closing equity			First-half 2004 net income
(in millions of euros)	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total	Note
French GAAP (2003 published financial statements)	12,026	5,966	17,992	15,328	4,188	19,516	1,108	194	1,302
Consolidation of Tele Invest & Tele Invest II and special purpose vehicles (securitization programs)	(62)	(519)	(581)							2.6.1
Employee benefits (Group including France Telecom SA)	(502)	0	(502)							2.6.2
Deferred taxes on employee benefits	177	0	177							2.6.2
Impact of loyalty programs	(297)	0	(297)	(335)	0	(335)	(38)		(38)	2.6.3
Deferred taxes on impact of loyalty programs	102	0	102	115	0	115	13		13	2.6.3

French GAAP at December 31, 2003, adjusted for the effects of changes of method adopted in 2004	11,444	5,447	16,891	15,108	4,188	19,296	1,083	194	1,277

Proportional consolidation of affiliates in Senegal		(224)	(224)		(225)	(225)		(37)	(37)	2.6.19
Subscriber base amortization	(1,952)	(517)	(2,469)	(2,325)	(555)	(2,880)	(279)	(63)	(342)	2.6.7
Impairment of goodwill	0	0	0	872	18	890	861	18	879	2.6.9

Adjustment of hybrid instruments: TDIRA (excluding effect of amortized cost method)	1,267	0	1,267	1,267	0	1,267	0	0	0	2.6.6
Revenue recognition	(1,002)	(50)	(1,052)	(1,059)	(50)	(1,109)	(52)	0	(52)	2.6.8
Minority shareholder put options	(661)	(322)	(983)	(718)	(315)	(1,033)	0	0	0	2.6.4
France Telecom SA tax loss carryback credits, 2000 and 2001	275	0	275	237	0	237	(38)	0	(38)	2.6.5

Equity compensation	0	0	0	(279)	(4)	(283)	(50)	(5)	(55)	2.6.16
Remeasurement of financial assets at fair value	173	3	176	90	17	107	(23)	2	(21)	2.6.13
Financial instruments	(14)	25	11	(35)	52	17	(45)	15	(30)	2.6.14

Amortized cost adjustment to debt (debt issuance costs and issue premiums)	(98)	(2)	(100)	(130)	1	(129)	(32)	3	(29)	2.6.15
Cancelation of capitalized interest	(100)	(49)	(149)	(102)	(51)	(153)	2	(5)	(3)	2.6.12
Revaluation at fair value of TP Group property, plant and equipment	139	154	293	131	145	276	(11)	(12)	(23)	2.6.12

Capitalization of development costs	122	6	128	140	0	140	11	0	11	2.6.11
Other adjustments	(40)	(13)	(53)	42	(30)	12	(12)	1	(11)
Deferred tax liability on tax loss carryback credits	(98)	0	(98)	(85)	0	(85)	13		13	2.6.10
Deferred tax liability on revaluation at fair value of TP Group property, plant and equipment	(27)	(29)	(56)	(20)	(20)	(40)	4	5	9	2.6.12
Deferred tax liability on trade marks	(1,248)	(65)	(1,313)	(1,312)	(54)	(1,366)	0	0	0	2.6.10

Cancelation of discounting adjustment to deferred tax assets	1,759	0	1,759	1,259	0	1,259	(513)	0	(513)	2.6.10
Deferred tax liability on TDIRA (excluding effect of amortized cost method)	(450)	0	(450)	(450)	0	(450)	0	0	0	2.6.10
Deferred taxes on revenue recognition	341	5	346	362	4	366	20	(1)	19	2.6.10

Deferred taxes on subscriber base	(174)	(32)	(206)	(109)	(14)	(123)	75	15	90	2.6.10
Other deferred tax adjustments	(17)	19	2	(54)	(5)	(59)	28	(15)	13	2.6.10

IFRS	9,639	4,356	13,995	12,830	3,102	15,932	1,042	115	1,157

2.3	Effects on first-half 2004 net income

(in millions of euros)	Published 2004 French GAAP accounts First-half 2004	IFRS First-half 2004	Differences First-half 2004	o/w effect of proportional consolidation of affiliates in Senegal First-half 2004	o/w other IFRS adjustments First-half 2004
Net revenues	23,182	22,655	(527)	(104)	(423)
External purchases	(8,993)	(8,657)	336	22	314
Other operating income and expense	(781)	(715)	66	4	62
Wages and employee benefit expenses	(4,540)	(4,528)	12	11	1

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan (French GAAP) / Gross Operating Margin (IFRS)	8,868	8,755	(113)	(67)	(46)

- Employee profit-sharing		(107)	(107)		(107)
- Share-based compensation		(55)	(55)		(55)
Depreciation and amortization	(3,595)	(3,932)	(337)	17	(354)
Impairment of goodwill		(534)	(534)		(534)
Impairment of non-current assets		90	90	(2)	92
Gains (losses) on disposal of assets		131	131		131
Restructuring costs		(39)	(39)		(39)
Share of profits (losses) of associates		13	13		13

Operating income	5,273	4,322	(951)	(52)	(899)

Interest expense	(1,762)	(1,863)	(101)	1	(102)
Foreign exchange gains (losses)	(87)	(90)	(3)		(3)
Discounting	(74)	(74)	0		0

Finance costs, net	(1,923)	(2,027)	(104)	1	(105)

Equity in net income (loss) of affiliates	5		(5)
Other non-operating income (expense), net	233		(233)
Employee profit-sharing	(104)		104
Goodwill amortization	(894)		894
Exceptional goodwill amortization	(519)		519
Income tax expense	(769)	(1,138)	(369)	14	(383)

Net income	1,302	1,157	(145)	(37)	(108)

Attributable to:
- Equity holders of France Telecom SA	1,108	1,042	(66)		(66)
- Minority interests	194	115	(79)	(37)	(42)
Earnings per share (in euros)
Attributable to equity holders of France Telecom SA
- Basic	0.46	0.43	(0.03)		(0.03)
- Diluted	0.45	0.43	(0.02)		(0.02)

2.4	Effects on the opening balance sheet at January 1, 2004

Reconciliation of French GAAP to IFRS: Opening Balance Sheet at January 1, 2004 – Assets

French GAAP balance sheet		Changes of method (French GAAP) (*)	Reclassifications (**)	IFRS adjustments	IFRS	Note	IFRS balance sheet
Goodwill, net	25,838	699	0	0	26,537		Goodwill
Other intangible assets, net	16,554		1,685	(2,374)	15,865		Intangible assets
			1,896	(2,469)		2.6.7
			(211)	114		2.6.11
				(19)
Property, plant and equipment, net	30,635		(1,713)	50	28,972		Property, plant and equipment
			(1,896)	293		2.6.12
			183	(149)		2.6.15
				14		2.6.11
				(108)
Investments accounted for under the equity method	205		462	(60)	607		Interests in associates and investments held for sale
Non-consolidated investments, net	1,045		(460)	142	727	2.6.13	Assets available for sale
Other long-term assets, net	3,171	(1,718)		3,376	4,829		Other financial and non-current assets
				1,706		2.6.5
				1,253		2.6.17
				436		2.6.14
				(19)
Deferred income taxes, net (long-term)	7,927	279	1,429	1,516	11,151		Deferred tax assets
				1,759		2.6.10
				346		2.6.10
				(450)		2.6.10
				(98)		2.6.10
				(41)

Total long-term assets	85,375	(740)	1,403	2,650	88,688		Total non-current assets

Inventories, net	516		122	20	658		Inventories
Trade accounts receivable, less provisions	3,819	3,143	0	(2)	6,960		Trade receivables
Deferred income taxes, net	1,429		(1,429)	(0)	0
Prepaid expenses and other current assets	3,470		(3,455)	(15)
			2,131	(88)	2,043		Other receivables
			65		65		Current tax assets
			1,103	(335)	768		Prepaid expenses and other current assets
			1,101	(265)
			2	(70)
Marketable securities	1,874		156	159	2,189		Other financial and current assets
			158	146		2.6.14
			(2)	13
Cash and cash equivalents	3,350	41		(21)	3,370		Cash and cash equivalents

Total current assets	14,458	3,184	(1,307)	(282)	16,053		Total current assets

Total assets	99,833	2,444	96	2,368	104,741		Total assets

(*)	The changes of method under French GAAP are described in note 2.6.1

(**)	The main reclassifications are described in note 2.6.18

Reconciliation of French GAAP to IFRS: Opening Balance Sheet at January 1, 2004 – Equity and Liabilities

French GAAP balance sheet		Changes of method (French GAAP) (*)	Reclass- ifications (**)	IFRS adjustments	IFRS	Note	IFRS balance sheet
Share capital	9,609				9,609		Share capital
Additional paid-in capital	15,333				15,333		Additional paid-in capital
Retained earnings (losses carried forward)	(6,033)	(582)	(6,883)	(1,805)	(15,303)		Retained earnings (deficit)
Foreign currency translation adjustment	(6,883)		6,883		0		Foreign currency translation adjustment

Shareholders’ equity	12,026	(582)	0	(1,805)	9,639		Equity attributable to equity holders of France Telecom SA

Minority interests	5,966	(519)		(1,091)	4,356		Minority interests

Shareholders’ equity including minority interests	17,992	(1,101)	0	(2,896)	13,995		Total equity

Non-refundable funds and equivalents	5,279			(5,279)	0

Bonds	36,356			3,004	39,360		Exchangeable or convertible bonds
				4,031		2.6.6
				(1,152)		2.6.14
				125
Other long- and medium-term debt, less current portion	2,408	2,155	122	4,958	9,643		Financial long-term debt
				1,431		2.6.5
				983		2.6.4
				1,162		2.6.18
				1,352		2.6.14
				30
Other long-term liabilities	5,986	(1,266)	(4,712)	(8)
			565	85	650		Provision for employee benefit costs
			3,614	(73)	3,541		Other provisions
			1,563	(57)	1,506		Other non-current liabilities
			467	1,530	1,997		Deferred tax liabilities
				1,312		2.6.10
				206		2.6.10
				56		2.6.12
				(44)

Total long-term liabilities	44,750	889	1,619	9,439	56,697		Total non-current liabilities

Current portion of long- and medium-term debt	9,057		5	54	9,116		Current portion of long-term debt
			5	86		2.6.17
				(32)		2.6.14
Bank overdrafts and other short-term borrowings	1,570	1,462	2,077	159	5,268		Bank overdrafts and other short-term borrowings
				285		2.6.14
				(126)
	0		1,324	(10)	1,314		Accrued interest payable
			3,000	(27)	2,973		Provisions
Trade accounts payable	7,368			(24)	7,344		Trade payables
	0		1,549	18	1,567		Employee liabilities
Accrued expenses and other payables	9,040	897	(9,900)	(37)	0
Other current liabilities	1,378		(1,361)	(17)
			1,378	0	1,378		Other payables
			1,480	(84)	1,396		Other current liabilities
	0		406	(8)	398		Current tax payable
Deferred income taxes, net	234		(236)	2	0
Deferred income	3,165	297	(1,245)	1,078	3,295		Deferred income
				1,052		2.6.8
				26

Total current liabilities	31,812	2,656	(1,523)	1,104	34,049		Total current liabilities

Total liabilities and shareholders’ equity	99,833	2,444	96	2,368	104,741		Total equity and liabilities

(*)	The changes of method under French GAAP are described in note 2.6.1
(**)	The main reclassifications are described in note 2.6.18

2.5	Effects on the closing balance sheet at June 30, 2004

Reconciliation of French GAAP to IFRS: Closing Balance Sheet at June 30, 2004 – Assets

French GAAP balance sheet		Reclassifications (*)	IFRS adjustments	IFRS	Note	IFRS balance sheet
Goodwill, net	28,315	0	940	29,255		Goodwill
Other intangible assets, net	17,016	1,724	(2,817)	15,923		Intangible assets
		1,910	(2,926)		2.6.7
		(186)	128		2.6.11
			(19)
Property, plant and equipment, net	29,621	(1,750)	(44)	27,827		Property, plant and equipment
		(1,910)	276		2.6.12
		160	(153)		2.6.12
			12		2.6.11
			(179)		2.6.19
Investments accounted for under the equity method	211	462	(34)	639		Interests in associates and investments held for sale
Non-consolidated investments, net	1,003	(460)	105	648	2.6.13	Assets available for sale
Other long-term assets, net	1,456	0	3,292	4,748		Other financial and non-current assets
			1,706		2.6.5
			1,343		2.6.17
			232		2.6.14
			11
Deferred income taxes, net (long-term)	7,980	1,192	1,192	10,364		Deferred tax assets
			1,259		2.6.10
			481		2.6.10
			(450)		2.6.10
			(85)		2.6.10
			(13)

Total long-term assets	85,602	1,168	2,634	89,404		Total non-current assets

Inventories, net	493	53	(3)	543		Inventories
Trade accounts receivable, less provisions	7,018		(32)	6,986		Trade receivables
Deferred income taxes, net	1,193	(1,193)	0	0
Prepaid expenses and other current assets	3,522	(3,514)	(8)
		2,249	(45)	2,204		Other receivables
		20	(0)	20		Current tax assets
		1,082	(279)	803		Prepaid expenses and other current assets
			(230)		2.6.15
			(48)
Marketable securities	376	164	92	632		Other financial and current assets
			108		2.6.14
			(16)
Cash and cash equivalents	2,951		(56)	2,895		Cash and cash equivalents

Total current assets	15,553	(1,139)	(331)	14,083		Total current assets

Total assets	101,155	29	2,303	103,487		Total assets

(*)	The main reclassifications are described in note 2.6.18

Reconciliation of French GAAP to IFRS: Closing Balance Sheet at June 30, 2004 – Equity and Liabilities

French GAAP balance sheet		Reclassifications (*)	IFRS adjustments	IFRS	Note	IFRS balance sheet
Share capital	9,868		0	9,868		Share capital
Additional paid-in capital	12,685		0	12,685		Additional paid-in capital
Retained earnings (losses carried forward)	(3,036)		(9,460)	(12,496)		Retained earnings (deficit)
Net income for the period	1,108		(66)	1,042		Net income (loss) for the period
Foreign currency translation adjustment	(5,297)		7,028	1,731		Foreign currency translation adjustment

Shareholders’ equity	15,328	0	(2,498)	12,830		Equity attributable to equity holders of France Telecom SA

Minority interests	4,188		(1,086)	3,102		Minority interests

Shareholders’ equity including minority interests	19,516	0	(3,584)	15,932		Total equity

Non-refundable funds and equivalents	5,279	0	(5,279)

Bonds	35,720		3,053	38,773		Exchangeable or convertible bonds
			4,059		2.6.6
			(1,064)		2.6.6
			58
Other long- and medium-term debt less current portion	6,685	125	4,850	11,660		Financial long-term debt
			1,469		2.6.5
			1,033		2.6.4
			1,248		2.6.17
			1,142		2.6.14
			(42)
Other long-term liabilities	4,768	(4,762)	(6)
		603	34	637		Provision for employee benefit costs
		3,681	(21)	3,660		Other provisions
		1,517	(32)	1,485		Other non-current liabilities
		451	1,600	2,050		Deferred tax liabilities
			1,378		2.6.10
			123		2.6.10
			99

Total long-term liabilities	47,173	1,614	4,199	58,265		Total non-current liabilities

Current portion of long- and medium-term debt	4,496	3	54	4,553		Current portion of long-term debt
			95		2.6.17
			(41)		2.6.14
Bank overdrafts and other short-term borrowings	4,385	2,015	133	6,533		Bank overdrafts and other short-term borrowings
			187		2.6.14
			(54)
		1,098	(34)	1,064		Accrued interest payable
		2,029	(30)	1,999		Provisions
Trade accounts payable	6,841		(27)	6,814		Trade payables
	0	1,458	297	1,755		Employee liabilities
			283		2.6.16
			14
Accrued expenses and other payables	6,869	(6,826)	(43)
Other current liabilities	3,112	(3,082)	(30)
		1,496	0	1,496		Other payables
		1,109	(59)	1,050		Other current liabilities
	0	607	0	607		Current tax payable
Deferred income taxes, net	295	(296)	1
Deferred income	3,189	(1,196)	1,426	3,419		Deferred income
			1,423		2.6.8
			3

Total current liabilities	29,187	(1,585)	1,688	29,290		Total current liabilities

Total liabilities and shareholders’ equity	101,155	29	2,303	103,487		Total equity and liabilities

*	The main reclassifications are described in note 2.6.18

2.6	Description of the main IFRS adjustments

Restatements done through a change in accounting policy in first-half 2004 in the French GAAP accounts

2.6.1 Scope of consolidation

In accordance with IAS 27 – Consolidated and Separate Financial Statements and SIC 12 – Consolidation: Special Purpose Entities, subsidiaries that are controlled by France Telecom, directly or indirectly, have been fully consolidated as from January 1, 2004 including entities where control does not result from the ownership of shares. Tele Invest and Tele Invest II, two Kulczyk Holding entities that acquired TPSA shares, and the special purpose entities set up in connection with trade receivables securitization programs, have therefore been fully consolidated in the opening IFRS balance sheet.

In the French GAAP consolidated financial statements, these entities were excluded from the scope of consolidation up to December 31, 2003 but were consolidated in 2004 in compliance with the Loi de Sécurité Financière (Financial Security Act) dated August 1, 2003.

First-time consolidation of Tele Invest and Tele Invest II from January 1, 2004 led to a €519 million reduction in minority interests, corresponding to the 13.57% interest in TPSA held by these entities, a €699 million increase in net goodwill, a €66 million reduction in shareholders’ equity including cumulative translation adjustments attributable to equity holders of France Telecom SA, and a €2,155 million increase in borrowings.

In the French GAAP income statement for first-half 2004, consolidation of these two entities led to recognition of a €21 million goodwill amortization charge and interest expense of €57 million and there were no movements in the provision for risk previously recorded (€870 million carried in the balance sheet at December 31, 2003), which was written off to equity in the opening balance sheet at January 1, 2004. In the IFRS income statement for the six months ended June 30, 2004, the €21 million additional goodwill amortization charge has been reversed.

At January 1, 2004, first-time consolidation of special purpose entities set up in connection with trade receivables securitization programs led to i) on the assets side, reinstatement of the sold receivables, generating a €3,143 million increase in trade receivables, net, a €1,718 million decrease in other financial and non-current assets, corresponding to the net value of the retained interests, and a €41 million increase in cash and cash equivalents, and ii) on the liabilities side, a €1,462 million increase in bank overdrafts and short-term borrowings and a €4 million increase in equity.

2.6.2 Provisions for pensions and other post-employment benefit obligations

The principles governing the measurement and recognition of pensions and other post-employment benefit obligations in accordance with IAS 19 – Employee Benefits are similar to those applied in the 2004 French GAAP accounts, with retrospective effect from January 1, 2004, in accordance with CNC recommendation 2003-R.01 and the first-time adoption rules set out in the CNC press release dated July 22, 2004.

The effect of the change in accounting policy under French GAAP, consisting mainly of the recognition at the transition date of cumulative actuarial gains and losses not recognized previously, is a €502 million reduction in equity (before the €177 million deferred tax asset) and a €502 million increase in provisions for pension and other post-employment benefit obligations.

Restatements done through a change in accounting policy in second-half 2004 in the French GAAP accounts

2.6.3 Loyalty programs

Following adoption of Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004 on the accounting treatment of discounts and other benefits (goods or services) granted to customers, the accounting treatment of loyalty programs with a contract renewal obligation is the same as that for programs without a renewal obligation, which are accrued and presented as a reduction in revenues. The effect of this change of accounting policy under French GAAP at January 1, 2004 is a €297 million reduction in equity (before the €102 million positive deferred tax effect). This accounting policy has been maintained in the IFRS accounts for first-half 2004 leading to a €335 million negative impact (before the €115 million positive deferred tax effect).

Other adjustments

2.6.4 Commitments to purchase minority interests (put options)

As explained in Notes 3.18 and 2.1.2, based on IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation in their current, commitments to purchase minority interests and put options granted to minority shareholders are recognized in debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in equity attributable to equity holders of France Telecom SA.

The impact on the opening balance sheet at January 1, 2004 is €983 million, including €458 million for the Orange tender offer (offre publique de retrait) followed by the compulsory purchase of the remaining shares (retrait obligatoire) and €525 million for put options granted to minority shareholders, mainly of Orange Slovensko.

The revaluation of these purchase commitments had no income statement impact in first-half 2004.

The impact on equity at June 30, 2004 amounted to €1,033 million, primarily concerning Wanadoo (€552 million) and Orange Slovensko (€431 million).

2.6.5 France Telecom SA tax loss carryback receivable

In the French GAAP accounts, sales by France Telecom of tax loss carryback receivables to a financial institution in 2000 and 2001 led to the removal of the credits from the balance sheet. This accounting treatment does not comply with IAS 18 – Revenue. Consequently, the carryback receivables have been reinstated in the opening IFRS balance sheet at January 1, 2004 and a liability has been recognized in the same amount. The carryback receivables cannot be recorded as a deduction from financial debt, because they are tax credits. The asset and liability will be extinguished in 2006 and 2007, when the receivables are settled by the State to the financial institution.

In the opening balance sheet at January 1, 2004, recognition of the tax loss carryback receivables has the effect of increasing (i) receivables by €1,706 million, (ii) financial debt by €1,431 million, corresponding to the proceeds from the sale of the credits (€1,300 million) less transaction costs (€11 million) plus accrued interest calculated at the implicit interest rate (€142 million), and (iii) equity by €275 million (€177 million net of the related deferred tax liability).

In the income statement for first-half 2004, recognition of the carryback receivables in the balance sheet has the effect of increasing finance costs by €38 million (€25 million after tax), corresponding to accrued interest on the debt for the first six months of 2004.

In the closing balance sheet at June 30, 2004 the carryback receivables are carried in assets for an amount of €1,706 million, the corresponding debt totals €1,469 million, and the unamortized portion of the debt recognized in equity amounts to €237 million (€153 million net of deferred tax liabilities). The €237 million corresponds to interest to be added to the debt over the period to the date of settlement of the carryback receivables, in 2006 and 2007.

2.6.6 Hybrid financial instruments

A hybrid financial instrument is a debt instrument that contains both a liability component and an equity component. According to IAS 32, the issuer of a financial instrument must classify the instrument, or its component parts, at inception as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The perpetual bonds redeemable for shares (TDIRAs) are therefore recognized based on their liability and equity components.

Perpetual bonds redeemable for shares (TDIRAs)

The TDIRAs, which were classified as quasi-equity in the French GAAP accounts, have been recognized as a financial liability and an equity instrument in the IFRS accounts.

The component recognized in equity in the opening IFRS balance sheet at January 1, 2004 amounts to €1,267 million (versus €4,031 million recognized in financial debt). In addition, the effect of applying the amortized cost method negatively impacts equity for €18 million. The net effect on opening equity is therefore €1,249 million.

At June 30, 2004, the instruments’ equity component amounts to €1,267 million (and the liability component to €4,012 million) and €47 million has been deducted from equity corresponding to the effect of applying the amortized cost method. The total effect at June 30, 2004 is therefore €1,220 million on equity and €4,060 million on debt.

A deferred tax liability was recognized at January 1, 2004 and June 30, 2004 in an amount of €450 million (excluding the impact of the amortized cost method).

2.6.7	Subscriber base amortization

Market shares acquired in business combinations that are recognized in the French GAAP accounts were analyzed under US GAAP as corresponding to the value of subscriber base, amortizable over the expected life of the commercial relationship. The same analysis applies under IAS 38 – Intangible Assets. Consequently, in the IFRS accounts, the market shares recognized in the French GAAP accounts – which were not amortized – have been reclassified as customer lists and recorded net of amortization.

The negative effect on equity in the IFRS balance sheet amounts to €2,469 million at January 1, 2004 (including a €1,952 million deduction from equity attributable to equity holders of France Telecom SA) and €2,880 million at June 30, 2004 (including a €2,325 million deduction from equity attributable to share holders of France Telecom SA).

In the IFRS income statement for first-half 2004, the effect is an increase in amortization of intangible assets of €342 million.

2.6.8 Revenues

The effect on equity in the opening IFRS balance sheet at January 1, 2004 of IFRS adjustments to revenue – except for the loyalty program effect – is a reduction of €1,052 million (before the €346 million positive deferred tax effect). This effect corresponds mainly to the deferral over the average life of the contractual relationship of fixed wire telephone service connection fees.

Revenue in the first-half 2004 IFRS income statement is €423 million lower than the French GAAP figure, due mainly to changes of appreciation in revenue recognition and the presentation changes described below.

Changes to the revenue recognition accounting policy

•	Deferred recognition of revenues corresponding to initial fixed wire telephone service connection fees: negative effect of €52 million.

•	Positive impact associated with promotional offers, mainly from the mobile business, including free minutes, the impact of which is deferred over the contractual commitment term: €4 million.

Presentation of certain expenses as a deduction from revenue

•	Reclassification as a deduction from revenue of content and other provider expenses, mainly in respect of special premium-rate numbers: negative effect of €175 million.

•	Recognition of revenues from mobile equipment sold in a packaged offer via indirect distribution channels based on the price paid by the end customer: negative effect of €144 million.

•	“Service Level Agreement” penalties paid in the fixed wire telephony business: negative effect of €6 million.

All of these items were recognized as an expense according to French GAAP.

The net effect on first-half 2004 consolidated gross operating margin is a decrease of €90 million.

The net effect on equity at June 30, 2004 is a decrease of €1,109 million (before the €366 million positive deferred tax effect). This amount corresponds mainly to the negative effect of deferred connection fees in the fixed wire telephone service over the average life of the contractual relationship.

2.6.9	Goodwill amortization and impairment losses

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate past business combinations that occurred prior to January 1, 2004. Under IFRS 3 – Business Combinations, effective from January 1, 2004, goodwill is not amortized; leading to a €879 million positive impact on net income.

No additional impairment losses on goodwill have been recorded in the opening IFRS balance sheet at January 1, 2004 or the first-half 2004 income statement. In 2004, the €534 million impairment loss recorded in the IFRS accounts in respect of Equant corresponds to €519 million in impairment losses and €15 million reported as amortization expense in the French GAAP accounts for first-half 2004.

2.6.10 Deferred income taxes

The main effects on the opening IFRS balance sheet at January 1, 2004 related to deferred taxes are as follows:

•	According to IAS 12 – Income Taxes, deferred taxes are not discounted. Reversal of the discounting adjustments recorded in the French GAAP accounts has a positive effect of €1,759 million on the opening balance sheet.

•	Under IAS 12, deferred tax liabilities are recognized on all intangible assets acquired in business combinations (trade marks and customer lists). Deferred tax liabilities recognized in the opening IFRS balance sheet in accordance with IAS 12 amount to €1,313 million for trade marks and €206 million for customer lists.

•	The other material deferred tax adjustments recorded in the opening IFRS balance sheet are as follows:

•	Deferred tax liability of €450 million from the recognition of the liability and equity components of TDIRAs (excluding the amortized cost effect).

•	Deferred tax asset of €346 million related to the change of revenue recognition policy.

•	Deferred tax asset of €177 million on provisions for pensions and other post-employment benefits.

•	Deferred tax asset of €102 million related to loyalty programs.

•	Deferred tax liability of €98 million on the tax loss carryback receivables.

•	Deferred tax liability of €54 million related to the effects of other adjustments.

In the IFRS income statement for first-half 2004, application of IAS 12 led to the cancelation of the reversal of the provision recorded for discounting of the deferred tax effect, generating a €513 million reduction in net income. Movements resulting from the application of other standards have a net positive effect of €144 million.

At June 30, 2004, the main effects of IFRS adjustments on deferred taxes are as follows:

•	Deferred tax liability of €1,378 million on trade marks (including a €1,312 million impact on equity attributable to equity holders of France Telecom SA) and €123 million on customer lists.

•	Deferred tax liability of €450 million from the recognition of the liability and equity components of TDIRAs (excluding the amortized cost effect).

•	Deferred tax assets of €366 million on revenue recognition adjustments.

•	Deferred tax assets of €115 million in relation to the restatement of loyalty programs.

•	Deferred tax asset of €1,259 million related to the reversal of the discounting effect on deferred taxes.

•	Deferred tax liability of €85 million on the tax loss carryback receivables.

•	Deferred tax liability of €112 million related to the effects of other adjustments.

2.6.11	Development costs

Under French GAAP, research and development costs are recognized as an expense for the period in which they are incurred. According to IFRS, development costs meeting the required criteria are capitalized and amortized.

In the opening IFRS balance sheet at January 1, 2004, an amount of €128 million, corresponding to cumulative capitalized development costs (€212 million) less accumulated amortization (€84 million) has been recognized in assets, leading to an increase in equity in the same amount.

In the IFRS income statement for 2004, the effect is a €42 million increase in gross operating margin and an €11 million increase in operating income.

In the IFRS balance sheet at June 30, 2004, the net value of capitalized development costs amounts to €140 million (corresponding to a gross value of €255 million less accumulated amortization of €115 million).

2.6.12 Property, plant and equipment

In the opening IFRS balance sheet at January 1, 2004:

•	The revaluation at fair value of TP Group property, plant and equipment has the effect of increasing total property, plant and equipment and equity by €293 million (€237 million after tax).

•	The borrowing costs relative to purchase of property, plant and equipment, which are not yet amortized (€149 million) have been eliminated from the net book value, leading to a reduction in equity in the same amount.

In the 2004 IFRS income statement:

•	The revaluation at fair value of TP Group property, plant and equipment has the negative effect of increasing amortization expense by €23 million, affecting operating income.

•	The change in the method of accounting for borrowing costs on acquisitions of property, plant and equipment has a €12 million positive effect on operating income.

In the IFRS balance sheet at June 30, 2004:

•	The revaluation at fair value of TP Group property, plant and equipment has the effect of increasing the net book value of property, plant and equipment by €276 million (€236 million after tax).

•	The elimination of borrowing costs relative to purchase of property, plant and equipment, which are not yet amortized has the effect of reducing the net book value of property, plant and equipment by €153 million, compared with the French GAAP amount.

2.6.13 Remeasurement of financial assets at fair value

Under IFRS, financial assets held for trading and available for sale are measured at fair value. Gains and losses arising from remeasurement at fair value are recognized in the income statement for assets held for trading and in equity for available-for-sale financial assets. In addition, when there is objective evidence that available-for-sale assets are impaired, the cumulative loss recorded in equity is written off through profit or loss. In the French GAAP accounts, these assets are stated at the lower of cost and fair value. Therefore, the impact on equity in the opening IFRS balance sheet at January 1, 2004 is an increase of €176 million. This restatement mainly concerns available-for-sale assets, for €142 million, including €57 million on Pramindo Ikat shares and €44 million on Intelsat shares. Gains and losses arising from remeasurement at fair value recognized in the IFRS income statement for first-half 2004 represent a net loss of €21 million, including a €22 million loss on mutual fund units.

In first-half 2004, the effect of recognizing directly in equity gains and losses from remeasurement at fair value of available-for-sale assets is a negative €56 million, primarily corresponding to a €57 million loss relating to Pramindo Ikat.

The effect of the adjustments on equity at June 30, 2004 amounts to €107 million, corresponding mainly to the remeasurement at fair value of shares in Intelsat for €53 million and Eutelsat for €28 million.

2.6.14 Derivative instruments and interest rate and currency hedges

Group policy consists especially of using derivative instruments to hedge economic interest rate and currency risks. In accordance with IAS 39 – Financial Instruments: Recognition and Measurement, derivative instruments are measured at fair value in the balance sheet. Financial instruments that fulfil the documentation and effectiveness criteria described in Note 3.15, which are eligible for hedge accounting, are accounted for according to the principles described in that note.

The Group uses interest rate derivatives to hedge part of its financial debt. For certain derivatives designated as fair value hedges of identified underlyings (fixed rate financial debt), changes in the fair value of the derivative largely offset changes in the fair value of the underlying financial debt. Other derivatives qualify as cash flow hedges (of floating rate debt). The effective portion of gains and losses arising from the remeasurement of derivatives at fair value is accounted for in equity and the ineffective portion is recognized in the income statement.

The Group uses currency derivatives to hedge debts in foreign currencies. Under IFRS, the debt is measured at the period-end rate (rather than the hedging rate as under French GAAP) and the resulting exchange gain or loss is offset by the exchange loss or gain arising from the measurement of the derivatives at fair value in the balance sheet.

In the opening IFRS balance sheet at January 1, 2004, application of IAS 39 to derivative instruments has the effect of increasing equity by €11 million. Remeasurement at fair value of bonds redeemable for STM shares (carried at nominal value in the French GAAP accounts) has a €52 million negative effect on equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a €59 million reduction in equity at the level of France Telecom SA. This corresponds to gains of €88 million on derivatives not recognized in the French GAAP accounts and a €147 million negative effect of gains and losses on cash flow hedges recognized in equity. The impact on cash flow hedge reserves corresponds mainly to the equalizing payment recognized as deferred income under French GAAP. Lastly, the effect of measuring NTL warrants at fair value is €35 million (corresponding to the unrealized gain not recognized in the French GAAP figures) while measurement of Equant contingent value rights certificates (CVGs) at fair value has a €28 million effect on equity.

In the IFRS balance sheet at June 30, 2004, application of IAS 39 has a €17 million effect on equity. The change in value of the listed bonds redeemable for STM shares has a negative effect of €16 million on closing equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is an €85 million reduction in equity at the level of France Telecom SA. This primarily corresponds to gains of €19 million on derivatives not recognized in the French GAAP accounts and a €108 million negative effect on cash flow hedge reserves recognized in equity. The effect on equity of measuring NTL warrants at fair value is €21 million, corresponding to the gain not recognized in the French GAAP accounts.

Derivatives are also used to hedge part of the Group’s bond debt (current and non-current portions) against currency risks. The derivative impact, accounted for jointly with the bond debt in the French GAAP accounts amounts to €1,184 million at January 1, 2004 and €1,780 million at December 31, 2004. Under IFRS, foreign currency debt is converted at the period-end rate, and the effect of applying the hedging rate in the French GAAP accounts has therefore been canceled in the IFRS balance sheet.

Under IFRS, the fair value of the total derivatives portfolio is analyzed by maturity and between gains (recorded as assets) and losses (recorded as liabilities), across the following four balance sheet captions:

•	In “Financial long-term debt” for €1,352 million at January 1, 2004 (€1,142 million at June 30, 2004).

•	In “Other financial and non-current assets” for €436 million at January 1, 2004 (€232 million at June 30, 2004).

•	In “Bank overdrafts and short-term borrowings” for €285 million at January 1, 2004, excluding the fair value of Equant Contingent Value Rights Certificates (€187 million at June 30, 2004).

•	In “Other financial and current assets” for €146 million at January 1, 2004 (€108 million at June 30, 2004).

2.6.15 Transaction costs, issue and redemption premiums

Under IFRS, transaction costs (including issue and redemption premiums) that are directly attributable to the acquisition or issue of a financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the amounts paid or received in exchange for the liability.

They are amortized over the debt term by the effective interest method under IFRS (as opposed to the straight-line method under French GAAP).

In the opening IFRS balance sheet at January 1, 2004, recognition of financial liabilities at amortized cost (excluding carryback effect) has the effect of reducing equity by €100 million. Of the total, €95 million concerns France Telecom SA, including €18 million arising from application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

In the IFRS balance sheet at June 30, 2004, recognition of financial liabilities at amortized cost (excluding carryback) has the effect of reducing equity by €129 million. The amount at the level of France Telecom SA is €130 million, including a €47 million effect on equity arising from application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

2.6.16 Stock options

Under French GAAP, no compensation expense is recognized on stock option grants.

Application of IFRS 2 – Share-based Payment, leads to the recognition of an expense for stock options granted to employees. In the opening IFRS balance sheet at January 1, 2004, all of the plans have been considered as equity-settled. The cumulative expense of €544 million at January 1, 2004 is offset by an increase in an equity account, with no effect on total equity. In first-half 2004, €283 million has been reclassified from equity to accrued compensation expense in respect of the Orange share liquidity agreement, as the Group is no longer able to deliver shares but only cash.

In the IFRS income statement for first-half 2004, the expense related to stock options amounts to €55 million, offset by €36 million recognized in equity for equity-settled plans and €19 million recognized in debt for cash-settled plans.

2.6.17 In-substance defeasance and cross-lease operations

Under French GAAP, the guarantee deposits paid and lease commitments given under Orange finance leases (in-substance defeasance) and the prepayments made and lease commitments given by France Telecom SA and Orange under cross-leases with separate third parties (QTE leases) are offset.

In the IFRS balance sheet, the deposits (€1,253 million at January 1, 2004 and €1,343 million at June 30, 2004) and lease commitments are reported separately as assets and liabilities, in accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, and included in the calculation of net financial debt.

The net profit recognized on the Orange finance leases (€122 million at January 1, 2004 and €125 million at June 30, 2004) was reported as deferred income in the French GAAP financial statements and has been reclassified as financial debt in the IFRS figures.

2.6.18 Main reclassifications

2.6.18.1 Main balance sheet reclassifications

Reclassification of minority interests

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests reported on a separate line of liabilities in the French GAAP balance sheet for €5,966 million, are reported as a separate component of equity in the IFRS balance sheet at January 1, 2004. At June 30, 2004, minority interests included in equity amounted to €4,188 million.

Other balance sheet reclassifications

Various balance sheet items have been reclassified to comply with IFRS presentation rules. The main reclassifications made in the opening balance sheet at January 1, 2004 – in addition to the one described above – are as follows:

•	Software, which is included in property, plant and equipment in the French GAAP balance sheet, has been reclassified as an intangible asset for €1,896 million (€1,910 million at June 30, 2004).

•	Indefeasible Rights of Use (IRUs), which are included in intangible assets in the French GAAP balance sheet, have been reclassified as tangible assets for €183 million (€160 million at June 30, 2004).

•	Other receivables and prepaid expenses in the French GAAP balance sheet have been analyzed mainly between four captions, as follows:

•	In “Other receivables” for €2,131 million (€2,249 million at June 30, 2004).

•	In “Current tax assets” for €65 million (€20 million at June 30, 2004).

•	In “Prepaid expenses and other current assets” for €1,103 million (€1,082 million at June 30, 2004).

•	In “Other financial and current assets “ for €156 million (€164 million at June 30, 2004).

•	Other medium- and long-term debt in the French GAAP balance sheet has been analyzed mainly between four captions, as follows:

•	In “Provision for employee benefit costs” for €351 million (€452 million at June 30, 2004).

•	In other long-term provisions for €3,781 million (€3,806 million at June 30, 2004).

•	In “Other non-current liabilities” for €350 million (€350 million at June 30, 2004).

•	In “Deferred tax liabilities” for €230 million (€154 million at June 30, 2004).

•	Accrued expenses and other payables in the French GAAP balance sheet have been analyzed mainly between six captions, as follows:

•	In “Bank overdrafts and short-term borrowings” for €2,077 million, corresponding to the Equant contingent value rights certificates (CVGs) redeemed in 2004.

•	In “Accrued interest payable” for €1,324 million (€1,098 million at June 30, 2004).

•	In “Short-term provisions” for €3,050 million (€2,029 million at June 30, 2004).

•	In “Employee liabilities” for €1,668 million (€1,609 million at June 30, 2004).

•	In “Other payables” for €1,375 million (€1,483 million at June 30, 2004).

•	In “Current tax payable” for €406 million (€607 million at June 30, 2004).

•	Other current liabilities in the French GAAP balance sheet are recognized mainly in “Other current liabilities” under IFRS.

•	Deferred income tax assets and liabilities have been classified as non-current. Therefore, the “Deferred tax assets short-term net” caption in the French GAAP balance sheet has been reclassified in deferred tax assets and liabilities.

•	Non-operating deferred income, reported in the French GAAP balance sheet under deferred income, has been reclassified as “Other non-current liabilities” for €1,244 million (€1,196 million at June 30, 2004). This amount includes civil engineering work invoiced in advance in connection with the disposal of cable networks (€0.6 billion).

2.6.18.2 Main income statement reclassifications

In addition to the IFRS restatements described above (concerning revenue recognition, capitalization of development costs, proportional consolidation of Senegal-based Sonatel, etc.) certain presentation changes have been made to the income statement to comply with the IFRS format. The main reclassifications at June 30, 2004, concern operating income, as follows:

•	Employee profit sharing is reported under “Employee benefit expenses”.

•	Exceptional amortization of goodwill is reported under “Impairment of goodwill”.

•	The net income of €233 million reported under “Other non-operating income/(expense), net” in the French GAAP income statement has been reclassified mainly among the following captions:

•	In “Other operating income and expense” for €58 million.

•	In “Wages and employee benefit expenses” for €(29) million.

•	In “Share-based compensation” and “Employee profit-sharing” for €(3) million.

•	In “Impairment of non-current assets” for €101 million.

•	In “Gains (losses) on disposal of assets” for €107 million.

•	In “Restructuring costs” for €(39) million.

2.6.19 Sonatel

Under IFRS, use of the proportional consolidation method for Sonatel in Senegal and its subsidiaries (previously fully consolidated) led to the integration, in the opening IFRS consolidated balance sheet at January 1, 2004, of France Telecom’s 42.33% interest in these companies’ assets and liabilities. The change of consolidation method has no impact on either profit or equity attributable to equity holders of France Telecom SA.

2.7	Effects on debt

2.7.1 Effects on net debt

Under French GAAP, the Group defined net debt as total debt (converted at the hedging rate) less cash, cash equivalents and marketable securities.

Net debt is not defined in IFRS and the Group has therefore opted to apply the following definition, which is based on that formulated by the French standard-setter (Conseil National de la Comptabilité) in recommendation 2004-R-02 on the presentation of IFRS financial statements:

Net debt corresponds to the total gross debt (converted at the period-end exchange rate), less derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, less cash collateral paid on derivative instruments, less cash and cash equivalents and marketable securities, less deposits paid on certain specific transactions (if the related debt is included in total debt), and including the impact of the effective portion of cash flow hedges. The effect of applying IFRS on net financial debt at June 30, 2004 and January 1, 2004 is summarized below:

(in millions of euros)	Note	June 30, 2004	January 1, 2004
Net debt under French GAAP (1)		47,959	44,167
Consolidation of Tele Invest and Tele Invest II (1)		—	2,155
Consolidation of special purpose entities (trade receivables securitizations) (1)		—	1,422

Net debt adjusted for the effects of the changes in accounting policies at January 1, 2004		47,959	47,744
Effect of reclassifying part of the debt related to perpetual bonds redeemable for shares	2.6.6	4,059	4,031
Debt attached to carryback receivables securitization	2.6.5	1,469	1,431
Equant Contingent Value Rights Certificates (CVGs) (2)		2,015	2,049
Commitments to purchase minority interests (put options)	2.6.4	1,033	983
Accrued interest		1,048	1,308
Derivative instruments and cash collateral (3)		(868)	(866)
Bonds redeemable for STM shares (4)		16	52
Other		(71)	(47)

Net debt under IFRS		56,660	56,685

(1)	Tele Invest and Tele Invest II and the special purpose entities set up in connection with the securitization programs were consolidated in the French GAAP accounts at June 30, 2004 and the related debt was therefore included in net debt determined according to French GAAP.

(2)	Under IFRS, the Equant Contingent Value Rights Certificates (CVGs) are qualified as derivative instruments and are therefore included in debt at January 1, 2004 at fair value (€2,049 million). They were redeemed on July 8, 2004 for €2,015 million.

(3)	Under French GAAP, debt is converted at the hedging rate and currency derivatives are therefore automatically included in net debt. Under IFRS, all derivative instruments are recognized in the balance sheet and measured at fair value (see Note 3.15). The Group has elected to classify all of these derivative instruments in net debt, as they are primarily held for the purpose of hedging borrowings. The cash collateral paid or received in relation to margin calls is closely linked to the derivatives and therefore also included in net debt. The Group has set up cash flow hedges that are eligible for hedge accounting. In accordance with IFRS, the future cash flows underlying the hedges are not included in the calculation of net debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

(4)	Under IFRS, the bonds redeemable for STM shares are measured at fair value (€458 million at June 30, 2004 versus €494 million at January 1, 2004).

2.7.2 Balance sheet items included in net debt under IFRS

				Of which amounts included in calculation of net debt
	IFRS balance sheet item (in millions of euros)	At Jan. 1, 2004	At June 30, 2004	At Jan. 1, 2004	At June 30, 2004
	Other financial and non-current assets	4,829	4,748
of which	Non-current derivative instruments	436	232	436	232
	Cash collateral paid	910	924	910	924
	In-substance defeasance deposits and cross-leases (“QTE”)	1,253	1,343	1,253	1,343
	Carryback receivables and accrued interest	2,230	2,249	0	0
	Other financial and current assets	2,189	2,204
of which	Current derivative instruments	146	105	146	105
	Assets held for trading	1,885	366	1,885	366
	Accrued interest	8	17	8	17
	Related receivables	150	1,716
	Cash and cash equivalents	3,370	2,895	3,370	2,895

	Assets included in the calculation of net debt			8,008	5,882

	Equity attributable to equity holders of France Telecom SA	9,639	12,830
	Cash flow hedge reserve (1)	(8)	(41)	(8)	(41)
	Exchangeable or convertible bonds	39,360	38,773	39,360	38,773
	Financial long-term debt	9,643	11,660	9,643	11,660
	Current portion of long-term debt	9,116	4,553	9,116	4,553
	Bank overdrafts and short-term borrowings	5,268	6,533	5,268	6,533
	Accrued interest payable	1,314	1,064	1,314	1,064

	Liabilities included in the calculation of net debt			64,693	62,542

	NET DEBT			56,685	56,660

(1)	The Group has set up cash flow hedges that are eligible for hedge accounting. In accordance with IFRS, the future cash flows underlying the hedges are not included in the calculation of net debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

2.8	Effects on the statement of cash flows for the six months ended June 30, 2004

	Period ended June 30, 2004
(in millions of euros)	French GAAP	IFRS	Difference	Adjustments
Net cash provided by operating activities	5,960	5,870	(90)	(90)
Net cash used in investing activities	(3,340)	(3,387)	(47)	(47)
Net cash used in financing activities	(3,058)	(2,999)	59	59
Net change in cash and cash equivalents	(438)	(516)	(78)	(78)
Effect of exchange rate changes on cash and cash equivalents	39	41	2	2

Cash and cash equivalents at beginning of period	3,350	3,370	20	20

Cash and cash equivalents at end of period	2,951	2,895	(56)	(56)

Applying IFRS has no effect on cash and cash equivalents, except for the €56 million reduction arising from the proportional consolidation of Sonatel in Senegal and its subsidiaries under IFRS as opposed to full consolidation in the French GAAP accounts.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis for the preparation of the financial statements

The preparation of financial statements in accordance with IFRS requires France Telecom management to make estimates and apply assumptions that affect the reported amounts of assets and liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period.

Management reviews these estimates and assumptions on a continuous basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the book value of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply.

Certain IFRSs offer alternative methods of measuring and recognizing assets and liabilities. The Group has chosen:

•	To continue to recognize inventories at their original cost, determined by the weighted average unit cost method, in accordance with IAS 2 – Inventories.

•	To measure property, plant and equipment and intangible assets using historical cost as deemed cost instead of remeasuring them at fair value at each closing.

•	Not to capitalize interest expense incurred during the construction and acquisition period of property, plant and equipment and intangible assets, as provided for under IAS 23 – Borrowing Costs.

•	To recognize actuarial gains and losses on pensions and other post-employment benefit obligations as from January 1, 2004 according to the corridor method. This method consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

•	To continue to consolidate jointly-controlled companies using the proportional method, as provided for in IAS 31 – Interests in Joint Ventures.

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management applies judgment to define and apply accounting methods that will lead to relevant and reliable information, so that the financial statements:

•	Give a true and fair view of the Group’s financial position, financial performance and cash flows

•	Reflect the substance of transactions

•	Are neutral

•	Are prepared on a prudent basis

•	Are complete in all material respects.

3.2	Consolidation

Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated.

Companies that are controlled jointly by France Telecom and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully-consolidated subsidiaries that are not wholly-owned, indirect minority interests in these subsidiaries are recognized separately in the France Telecom consolidated financial statements.

Companies over which France Telecom exercises significant influence (generally corresponding to an ownership interest of 20 to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the period-end.

In accordance with IFRS 5, the assets and liabilities of controlled entities that are considered as being held for sale are reported on a separate line in the consolidated balance sheet. Profits or losses of discontinued operations are reported on a separate line of the income statement. IFRS 5 defines a discontinued operation as a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations.

Material intercompany transactions and balances are eliminated in consolidation.

3.3	Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro – except for those subsidiaries operating in hyperinflationary economies – are translated into euros as follows:

•	Assets and liabilities are translated at the period-end exchange rate;

•	Income statement items are translated at the average rate for the period.

•	Differences arising from the use of these different rates are recorded as a separate component of equity.

The financial statements of subsidiaries re-measured into their functional currency as described above are then translated into euros using the method applied to other foreign subsidiaries of France Telecom which do not operate in hyperinflationary economies.

The financial statements of subsidiaries that operate in hyperinflationary economies and whose functional currency is also hyperinflationary are adjusted for the effects of inflation prior to translation into euros as follows:

•	Non-monetary assets, liabilities, income, expenses and cash flows are adjusted for inflation based on the change in the general price index over the period from the initial transaction date to the period-end.

•	The exchange gain or loss on the subsidiary’s net monetary position during the period (determined based on the change in the general price index over the same period) is recognized in the income statement under exchange gains and losses.

•	The differences resulting from the application of the general price index in force at the balance sheet date to monetary and non-monetary items reflected in the opening balance sheet are recorded as a separate component of equity.

The financial statements adjusted for inflation as explained above, are then translated into euros as follows:

•	Assets, liabilities, income, expenses and cash flows for the period are translated at the period-end rate.

•	Differences arising from translation at the period-end rate of assets and liabilities carried in the opening balance sheet are recorded as a separate component of equity.

3.4	Transactions in foreign currencies

The principles covering the measurement and recognition of transactions in foreign currencies are set out in IAS 21—The Effects of Changes in Foreign Exchange Rates. In accordance with this standard, transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the period-end exchange rate and the differences arising from remeasurement are recorded in the income statement:

•	In operating income for commercial transactions.

•	In financial income or finance costs for financial transactions.

Derivative instruments are measured and recognized in accordance with the general principles described in Note 2.6.14. Currency derivatives are therefore recognized in the balance sheet at fair value. Gains and losses arising from remeasurement at fair value are recognized:

•	In operating income for fair value hedges of commercial transactions.

•	In financial income or finance costs for hedges of financial assets and liabilities and derivative instruments that do not qualify for hedge accounting.

3.5	Presentation of the financial statements

As allowed under IAS 1 – Presentation of Financial Statements, expenses are presented by nature in the consolidated income statement. The presentation of the income statement under IFRS is significantly different from that under French GAAP, with the inclusion in operating income of items presented as non-operating income and expense in the French GAAP income statement and of goodwill amortization and impairment losses.

Under IFRS, operating income corresponds to net income before:

•	Financial income

•	Finance costs

•	Income taxes

•	Profits and losses of discontinued operations and operations held for sale.

Gross operating margin corresponds to operating income before:

•	Employee profit-sharing

•	Share-based compensation

•	Depreciation and amortization expense

•	Impairment of goodwill and other non-current assets

•	Gains and losses on disposal of assets

•	Restructuring costs

•	Share of profits (losses) of associates

•	Impairment of goodwill on associates.

3.6	Revenues

Revenues from France Telecom activities are recognized and presented as follows, in accordance with IAS 18 - Revenue:

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When the equipment is sold by a third-party retailer (indirect distribution channel) who purchases it from the Group and receives a commission for signing up the customer, the related revenue is recognized when the equipment is sold to the end-customer in an amount reflecting the Group’s best estimate of the retail price.

Equipment rentals

In accordance with IFRIC 4 – Determining Whether An Arrangement Contains A Lease, which the Group has opted to adopt early effective from January 1, 2004, the equipment for which a right of use is granted is analyzed in accordance with IAS 17 - Leases.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Service revenues

Telephone service and Internet access subscription fees are recognized in revenue on a straight-line basis over the service period.

Charges for incoming and outgoing telephone calls are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use - IRU) are recognized on a straight-line basis over the life of the contract.

Service Level Agreement penalties paid to customers are recorded as a deduction from revenues.

Revenue-sharing arrangements (premium rate numbers, audiotel, special numbers for Internet dial-up) are recognized net of content or service provider fees when the provider is responsible for the service rendered and for setting the price to be paid by subscribers.

Revenues from the supply of content are also recognized net of the amount due to the content provider, when the latter is responsible for the service content and for setting the price to subscribers.

Cooperative advertising agreements with certain specific suppliers are recognized in revenues when the Group receives a fee for an identifiable service and the fair value of that service can be measured reliably. In all other cases, revenues from cooperative advertising agreements are accounted for as a deduction from the expenses incurred with the supplier. As a general rule, no amounts are recognized in revenues for cooperative advertising agreements.

Revenues from Internet advertising and from the sale of advertising space in on-line directories are recognized over the period during which the advertisement appears. Revenues from the sale of advertising space in printed directories are recognized when the directory is published.

Separable components of packaged offers and bundled offers

Sales of packaged mobile and Internet offers are considered as comprising identifiable and separate components to which general revenue recognition criteria can be applied separately. Numerous service offers on the Group’s main markets are made up of two components, a product (mobile telephone or modem) and a service. Once the separate components have been identified, the amount received or receivable from the customer is allocated based on each component’s fair value. The sum allocated to delivered items is limited to the amount that is not dependent on the delivery of other items. For example, the sum allocated to delivered equipment generally corresponds to the price paid by the end-customer for that equipment. The balance of the amount received or receivable is contingent upon the future delivery of the service.

Offers that cannot be analyzed between separately identifiable components, because the commercial effect cannot be understood without reference to the series of transactions as a whole, are treated as bundled offers. Revenues from bundled offers are recognized in full over the life of the contract. The main example is connection to the service; this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Complex contracts

France Telecom offers customized solutions to its business customers. The related contracts are analyzed as multiple-elements transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by France Telecom under these contracts and any upfront commissions paid to the customer are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue is spread over the fixed, non-cancelable period.

Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as free communications and product discounts) in exchange for current use of the service (volume-based incentives).

Two types of loyalty program exist, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the period of acquisition of customer rights, at the fair value of these obligations.

Exchanges of goods or services

Revenues from barter transactions are recognized only when the actual value of the exchanged services can be determined, at the fair value of the goods or services provided or received, whichever is more readily determinable, irrespective of whether or not the bartered goods or services are similar. Fair value is estimated by reference to non-barter sales, corresponding to sales of equivalent goods or services by the Group to other buyers on the same terms, the fair value of which can be reliably measured. If fair value cannot be reliably estimated, the transaction is recognized at the book value of the asset given in the exchange or at a nil value.

Call terminations from mobile to mobile, which were not invoiced (income and expenses) between French mobile operators until December 31, 2004 have been analyzed as an exchange of goods and services, the fair value of which is not determinable for the year ended December 31, 2004, and no revenue has been recognized on these calls.

3.7	Subscriber acquisition costs, advertising and related costs

Subscriber acquisition and retention costs, other than loyalty program costs, are recognized as an expense for the period in which they are incurred.

Advertising, promotion, sponsoring, communication and brand marketing costs are also expensed as incurred

3.8	Borrowing costs

The Group has opted not to capitalize interest expense for the period of construction and acquisition of property, plant and equipment and intangible assets, as allowed under IAS 23 – Borrowing Costs.

3.9	Share issuance costs

External costs directly related to share issues are deducted from the related premium, net of any tax saving. Other share issuance costs are recorded as an expense.

3.10	Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding at the period-end. These include stock options backed by a liquidity contract set up by the Group in favor of Orange and Wanadoo option holders. Diluted earnings per share is calculated based on earnings per share attributable to the equity holders of France Telecom SA, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. If the Group reports a loss, diluted loss per share represents the same amount as the basic loss. To permit direct period-on-period comparisons, the weighted average number of shares outstanding for the reporting period and the other periods presented is adjusted for the effect of any shares issued at a discount to market price. Treasury stock deducted from consolidated equity is not taken into account in the calculation of basic or diluted earnings per share.

3.11	Goodwill

Goodwill represents the excess of the purchase cost of shares in consolidated companies, including transaction expenses, over the Group’s equity in the fair value of the underlying net assets at the date of acquisition.

In accordance with IFRS 3 – Business Combinations, goodwill is not amortized but is tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 – Impairment of Assets requires these tests to be performed at the level of each Cash Generating Unit (CGU) to which the goodwill has been allocated. In certain cases, CGUs may be combined if the combined CGUs represent the lowest level at which management monitors return on investment. A Cash Generating Unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. France Telecom generally measures the recoverable amount of goodwill at the level of the group of activities within the business segment or the geographical segment in the case of Poland.

Management considers that this level of analysis reflects:

•	The characteristics of the business or market (technology, brand, subscriber-base, marketing) shared by all the entities for which the related goodwill is being measured.

•	Resources (IT platforms, R&D, management, financing resources) shared among the entities concerned, leading to synergies.

•	The level at which management monitors the return on investment in acquired businesses. France Telecom pays a premium to acquire strategic businesses that can be combined with existing businesses within consistent units in order to enhance the expanded unit’s development potential.

To determine whether goodwill has been impaired, the consolidated net book value of the assets and liabilities of the CGU or group of CGUs is compared to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined on the basis of available market information taking into account specific circumstances.

Value in use is the present value of the future cash flows expected to be derived from the CGU or group of CGUs, including goodwill. Cash flow projections are based on economic and regulatory assumptions, licence renewal assumptions and forecast trading conditions determined by management, as follows:

•	Cash flow projections are based on the five-year business plan.

•	Cash flow projections beyond the five-year timeframe are extrapolated by applying a declining or flat growth rate over the next three years, followed by a growth rate to perpetuity reflecting the expected long-term growth in the market.

•	The cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Goodwill impairment losses are recorded in the income statement as a deduction from operating income.

If the business is intended to be sold, the recoverable amount is determined on the basis of the fair value net of costs to sell.

3.12	Intangible assets

Intangible assets, consisting mainly of trade marks, customer lists, licences, development costs and software, are stated at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market values. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally-developed trade marks and customer lists are not recognized in intangible assets.

Trade marks

Trade marks have an indefinite useful life and are not amortized, but are tested for impairment (see Note 3.14).

Customer lists

Customer lists are amortized over the expected life of the commercial relationship, estimated at 4 to 5 years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The third generation mobile license (UMTS) in France is stated at an amount corresponding to the fixed portion of the operating fee due when the license was granted. The variable user fee (corresponding to 1% of qualifying revenues generated by the third generation network) is expensed as incurred.

Research and development costs

Under IAS 38 – Intangible Assets, development costs must be recognized as an intangible asset when the following can be demonstrated:

•	The intention to complete the intangible asset and use or sell it and the availability of adequate technical, financial and other resources for this purpose.

•	How the intangible asset will generate probable future economic benefits for the Group.

•	The Group’s ability to measure reliably the expenditure attributable to the intangible asset during its development.

Research costs, and development costs not fulfilling the above criteria are expensed as incurred. Development costs recognized as an intangible asset are amortized on a straight-line basis over their estimated useful life, generally not exceeding three years.

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed twenty years.

Software

Software is amortized on a straight-line basis over the expected period of use, not to exceed five years.

Other development costs

An intangible asset is recognized for website development costs when all of the following conditions are met:

•	It is probable that the website will be successfully developed, the Group has adequate technical, financial and other resources to complete the development and has the intention of and ability to complete the site and use or sell it.

•	The website will generate probable future economic benefits;

•	The Group is capable of measuring reliably the expenditure attributable to the website during its development.

Website development costs are recorded in expenses or recognized as an intangible asset depending on the development phase:

•	Initial design costs are expensed as incurred.

•	Qualifying development and graphic design costs are recognized as an intangible asset.

•	Expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits, and it can be reliably estimated and attributed to the website.

3.13	Property, plant and equipment

Cost

The cost of items of property, plant and equipment corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which the Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

Indefeasible Rights of Use (IRU)

Indefeasible Rights of Use (IRU) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right covers the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract. IRUs that do not fulfil the above criteria are accounted for as service contracts.

Government grants

France Telecom may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local or regional governments. These grants are deducted from the cost of the related assets and recognized in the income statement, based on the pattern in which the asset’s expected economic benefits are consumed.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to France Telecom (finance leases) are recorded as assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to France Telecom when:

•	The lease transfers ownership of the asset to the lessee by the end of the lease term.

•	The Group has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised.

•	The lease term is for the major part of the estimated economic life of the leased asset even if title is not transferred.

•	At the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Assets leased by France Telecom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Depreciation

Items of property, plant and equipment are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed.

Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and public infrastructure	15 to 20 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively.

3.14	Impairment of non-current assets

Under IAS 36 – Impairment of Assets, long-lived assets must be tested for impairment when there is an indication that they may be impaired. Indicators are reviewed at least at each closing date.

In the case of an other-than-temporary decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Each asset or group of assets is tested for impairment by comparing its recoverable amount to its net book value. When an asset or group of assets is found to be impaired, the recognized impairment loss is equal to the difference between its net book value and recoverable amount.

The recoverable amount of an asset is generally determined by reference to its value in use, corresponding to the future economic benefits expected to be derived from the use of the asset and its subsequent disposal. It is assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions that will exist over the remaining useful life of the asset and the asset’s expected conditions of use.

3.15	Financial assets and liabilities

Financial assets include available-for-sale assets, held-to-maturity assets, assets held for trading, derivative instruments, cash collateral paid on derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, derivative instruments, cash collateral received on derivative instruments and accounts payable.

Financial assets and liabilities are measured and recognized in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Measurement and recognition of financial assets

Held-to-maturity assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables, that the Group has the positive intention and ability to hold to maturity. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method.

At each balance sheet date, the Group assesses whether there is any objective evidence that held-to-maturity assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in equity.

Fair value corresponds to market price for listed securities and estimated fair value for unlisted securities, determined according to the most appropriate financial criteria in each case.

At each balance sheet date, the Group assesses whether there is any objective evidence that available-for-sale assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Loans and receivables

Loans and receivables include loans to and receivables from non-consolidated companies, other loans and receivables and trade receivables. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Cash flows on loans and receivables at variable rates of interest are remeasured periodically, to take into account changes in market interest rates.

At each balance sheet date, the Group assesses whether there is any objective evidence that loans or receivables are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Assets held for trading

Assets held for trading are assets that the Group acquired principally for the purpose of selling them in the near term in order to realize a profit, that form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. This category also includes assets not fulfilling the above criteria that the Group has opted to measure using the fair value option.

Assets held for trading, consisting mainly of mutual fund units, are carried in the balance sheet under “Other financial and current assets”.

Cash and cash equivalents

Cash equivalents are held primarily to meet the Group’s short-term cash needs rather than for investment or other purposes. They consist of instruments that are readily convertible into known amounts of cash and are not exposed to any material risk of impairment. Cash and cash equivalents comprise cash available on demand and short-term investments with maturities generally of three months or less at the date of purchase. They are stated at historical cost which is close to their realizable value.

Measurement and recognition of financial liabilities

With the exception of financial liabilities held for trading, bonds redeemable for STM shares and derivative instruments which are measured at fair value through profit or loss, borrowings and other financial liabilities are initially recognized at fair value and subsequently measured at amortized cost by the effective interest method.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying amount. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the sums paid or received in exchange for the liability. The costs are subsequently amortized over the life of the debt, by the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument or, when appropriate, through the period to the next interest adjustment date, to the net carrying amount of the financial liability. The calculation includes all fees and points paid or received between parties to the contract.

Certain borrowings are designated as being hedged by fair value hedges. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized liability or an identified portion of the liability, that is attributable to a particular risk and could affect profit or loss.

Certain other financial liabilities are designated as being hedged by cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized liability or a highly probable forecast transaction (such as a purchase or sale) and could affect profit or loss.

Concerning the bonds redeemable for STM shares, it is not possible to measure the embedded derivative separately from the host contract either at acquisition or at a subsequent financial reporting date; consequently, the entire combined contract is treated as a financial liability at fair value through profit or loss.

Hybrid instruments

Certain financial instruments comprise both a liability component and an equity component. They include perpetual bonds redeemable for shares (TDIRAs), bonds convertible into or exchangeable for new or existing shares (OCEANEs) and bonds with an exchange option.

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

Financial liabilities held for trading

Financial liabilities held for trading are measured at fair value.

Measurement and recognition of derivative instruments

Derivative instruments are recognized in the balance sheet and measured at fair value. Except as explained below, gains and losses arising from remeasurement at fair value of derivative instruments are systematically recognized in the income statement.

Derivative instruments may be designated as fair value hedges or cash flow hedges:

•	A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an identified portion of the asset or liability, that is attributable to a particular risk – notably interest-rate risks and currency risks – and could affect profit or loss.

•	A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

A hedging relationship qualifies for hedge accounting when:

•	At the inception of the hedge, there is formal designation and documentation of the hedging relationship.

•	At the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125 per cent).

The effects of applying hedge accounting are as follows:

•	For fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value.

•	For cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

3.16	Inventories

Inventories are stated at the lower of cost and net realizable value, taking into account expected revenues from the sale of packages comprising a mobile hand-set and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

3.17	Deferred taxes

In accordance with IAS 12 – Income Taxes, deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, by the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

IAS 12 requires, in particular, the recognition of deferred tax liabilities on all intangible assets recognized in business combinations (trade marks, customer lists, etc.).

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

•	The Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•	It is probable that the temporary difference will not reverse in the foreseeable future.

In practice, this means that for fully and proportionally consolidated companies, a deferred tax liability is recognized for taxes payable on planned dividend distributions by these companies.

In accordance with IAS 12, deferred tax assets and liabilities are not discounted.

3.18	Commitments to purchase minority interests (put options)

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests are included in total equity.

Pursuant to IAS 27 and IAS 32 – Financial Instruments: Disclosure and Presentation, in their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognized as a financial debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SA.

3.19	Provisions

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

The amount recognized as a provision corresponds to the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded but details of the obligation are disclosed in the notes to the financial statements.

Contingent liabilities – corresponding to probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control, and to probable obligations that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation – are disclosed in the notes to the financial statements.

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan.

Provisions are discounted when the discounting adjustment is material.

Statutory training rights (DIF)

No provision is recorded for the cost of training courses followed by employees at their own initiative. However, the notes to the consolidated financial statements include disclosures of the cumulative number of hours’ training entitlement at the year-end and the unused portion of the vested entitlement.

In the limited number of cases (request for training leave, redundancy or resignation—CIF) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

3.20	Pensions and other post-employment benefit obligations

Post-employment benefit plans

Civil service pension plans in France

Civil servants employed by France Telecom are covered by the government-sponsored civil service and military pension plan. France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund any future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

Retirement bonuses and other retirement benefits

Under the laws of some countries, employees are entitled to certain lump sum payments or retirement bonuses. The amount of these payments depends on their years of service and end-of-career salary.

Other pension plans

Employees are also entitled to pension benefits under defined contribution and defined benefit plans.

The Group’s obligation under defined contribution plans is limited to the payment of contributions, which are expensed as incurred.

Other post-employment benefits

France Telecom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare costs.

In accordance with IAS 19, obligations under defined benefit plans are measured by the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation which is then discounted. The calculation is based on demographic assumptions concerning retirement age, rates of future salary increases, staff turnover rates, and financial assumptions concerning future interest rates (to determine the discount rate) and inflation. These assumptions are made at the level of each individual entity, based on its local macro-economic environment.

Actuarial gains and losses arising since January 1, 2004 are recognized by the corridor method. This method consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

Other long-term benefits

Other long-term benefits consist mainly of long-service awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

Termination benefits

Early retirement plan in France

France Telecom has set up an early-retirement plan for civil servants and employees under contract. Under the terms of the plan, which will expire on December 31, 2006, France Telecom employees aged 55 and over who have completed at least 25 years’ service, are eligible to take early retirement at 70% of their salary for the period up to the statutory retirement age of 60. They also receive a lump-sum payment which is equal to one year’s salary if they take early retirement at 55 and is reduced progressively as the age at which they elect to retire approaches the statutory retirement age.

Under IAS 19, the benefit is treated in the same way as lump sum benefits payable on termination of service and a provision is recognized for the obligation, based on actuarial assumptions.

Other termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions.

For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

3.21 Share-based compensation

In accordance with IFRS 2 – Share-Based Payment, the fair value of stock options, employee share issues and share grants without consideration (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date.

The value of stock options is generally determined by reference to the exercise price, the life of the options, the current price of the underlying shares, the expected share price volatility, expected dividends and the risk-free interest rate over the life of the options. The amount so determined is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date – corresponding to the vesting period – and in equity for equity-settled plans or in debt for cash-settled plans.

The Group has opted for retrospective application of IFRS 2 to equity- and cash-settled plans. Plans issued prior to December 31, 2003 have been valued in accordance with US GAAP (SFAS 123) using the Black-Scholes options pricing model. Effective from January 1, 2004, all new plans are valued in accordance with IFRS 2 using a binomial model.

3.22	Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 3, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information